04035235

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aldershot Resources Ltd

*CURRENT ADDRESS

PROCESSED

JUL 06 2004

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 2685 FISCAL YEAR 1-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 7/6/04

82-2625

ARIS
1-31-04

ALDERSHOT RESOURCES LTD.
#1500 - 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8
Telephone: 604-682-6718
Telecopier: 604-682-6722

DIRECTORS' REPORT TO SHAREHOLDERS

2003 was the first year the Company actually began to be engaged in its principal business activities for many years. Your Company returned to 'active status' effective October 22, 2002 and right after the 2002 holiday season the directors and officers were interviewing financial institutions with a view to securing a sizable financing to allow the Company to pursue its various exploration activities.

Aldershot has a quality portfolio of exciting exploration projects:

- **Two Iron Oxide hosted Copper Gold (IOCG) drilling targets of a type similar to Phelps Dodge's 432 Mt Candelaria deposit, present very exciting possibilities for the Company;**
- **A Letter Agreement with *Ripplesea Pty Ltd* of Perth, Western Australia, in respect of seven exploration licences located at the centre of an AUD$3.5 million drilling frenzy for copper and nickel in the East Kimberley region of Western Australia has excellent potential;**
- **The Fields Find Farm-in and Joint Venture Letter of Agreement with Thundelarra Exploration Ltd covering a gold resource, and most intriguing copper, nickel and PGE prospects in the South Murchison region of Western Australia; and**
- **The Turee Creek Uranium Project, in which the Company holds a 100% interest, that is located in the Pilbarra region of Western Australia, possesses great promise for discoveries of base metals as well as for uranium.**

Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders.

Short Form Offering Document

Pursuant to the terms of the Agency Agreement dated November 12, 2003 between **Leede Financial Management Inc.**, and the Company, Leede agreed to act as the exclusive agent of the Company to offer for sale, on a commercially reasonable efforts basis through the facilities of the TSX Venture Exchange, an aggregate of 4,000,000 Units at a price of $0.13 per Unit to raise proceeds of $520,000 by means of a Short Form Offering Document. Each Unit was comprised of one Common Share and one-half Warrant. Two Warrants entitled the holder thereof to purchase one additional Warrant Share for a period of 18 months after the Closing Day at a price of $0.15 per Warrant Share.

Upon closing of the Offering, Leede received: a commission payable in cash equal to 10% of the gross proceeds received by the Company from the sale of Units hereunder; an option purchase 600,000 Units for a period of 18 months following the Closing Day at an exercise price of $0.15 per Unit and a corporate finance fee of $15,000 plus G.S.T. in consideration for their services. In addition, Leede was also granted a right of first refusal for a period of 12 months from the Closing Day to provide any further brokered equity or debt financing.

The Offering closed fully subscribed on November 27, 2003.

Net proceeds from the offering amounted to $444,950. After costs associated with the offering, a Phase I work program designed to test the features of the IOCG model described below (the "Chilean IOCG Project") were put into place from the net proceeds. The balance of funds remaining were allocated to finance working capital requirements, as necessary. The work program included follow-up mapping, soil sampling and an IP and ground magnetic survey to outline the drill target areas.

The Chilean IOCG Project

On March 18, 2003, the Company entered into an Option Agreement with International PBX Ventures Ltd. and its wholly owned Chilean subsidiary, Minera IPBX Ltda., which Option Agreement replaces and supersedes a Memorandum of Understanding dated November 28, 2000, as amended on February 28, 2001, May 31, 2001, October 4, 2001 and February 22, 2002. Pursuant to the terms of the Option Agreement, International PBX granted to the Company the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to five copper and gold mining concessions covering 1,000 hectares of land, which are known as the Lomitas and Cortez prospects, as more particularly described as follows:

Name of Concession	Area
San III	100 ha
San IV	100 ha
Jackie XXI	300 ha
Jackie XXII	300 ha
Jackie XXVI	200 ha

Subsequently, the Company and International PBX have added to the Chile Concessions exploration concessions covering approximately 2,000 hectares. Two concessions totalling 600 hectares cover the Teresa showings in the north east of the concession block and the remaining concessions cover the Jacqueline mine in the south west of the block.

The Chile Concessions are located in the Chanarcillo District in the Republic of Chile. The Las Lomitas project, situated 75 kilometers south of Copiapo in Northern Chile, lies within a strongly mineralised belt extending from Vallenar to Copiapo. This belt contains a number of operating mines, past producers and prospects where mineral exploration is currently on going. These including the word-class Candelaria IOCG deposit being mined by **Phelps Dodge Corporation (NYSE: PD)**, where historical production plus reserves

aggregate approximately 432 million tonnes with grades of 0.95% copper and 0.22 g/t gold, **International PBX Ventures Ltd's (TSX.V: PBX)** Tierra de Oro property where recent exploration indicates the presence of extensive high grade gold showings, and **Pathfinder Resources Ltd's (TSX.V: PHR)** Zulema IOCG property which lies 30 kilometres west of Candelaria and where Pathfinder reports that it plans to undertake a 2,500 metre drilling program in June 2004.

The Chile Concessions are the subject of a Geological Report prepared by B.J. Price Geological Consultants Inc., ("BJP") of Vancouver, BC, dated September 20, 2001 (the "Chile Report"). A complete copy of the Chile Report is available online by accessing the SEDAR website at www.sedar.com.

The Company commenced exploration operations on the Chile Concessions in March 2004. A Phase I exploration program, as recommended by BJP, has delineated two large IP anomalies which are to be drill tested in June and July 2004. One anomaly lies beneath the Cortez showings in the north east of the concession block and appears to trend eastwards. Three vertical RC drill holes are to be sunk to a minimum of 300 m each to test the two lobes of the anomaly that seem to straddle a north-south trending magnetic high. The third hole is to test the magnetic high. The second anomaly is situated in the south of the concession block to the north of the Las Lomitas showings. The anomaly starts in the San III and San IV concessions and runs northwards into the San I concession of International PBX. Aldershot is negotiating with International PBX to create a new project involving these three concessions and in which the two parties each holds a 50% contributing and participating interest. Again three vertical RC holes are to be drilled to test the anomaly each to a minimum depth of 300 m.

The principals of International PBX are arm's length to the Company.

Pursuant to the terms of the Option Agreement, as consideration for the Chile Concessions, the Company agreed to pay to International PBX the following:

(a) The aggregate amount of US$290,000, of which US$15,000 was paid upon execution of the Memorandum, and the balance is payable as follows: in order to acquire a 40% interest, the Company must pay US$25,000 on or before December 31, 2004; in order to acquire an additional 11% interest, the Company must pay US$50,000 on or before December 31, 2005; and in order to acquire the remaining 19% interest, the Company must pay the balance of US$200,000 on or before December 31, 2006;

(b) The issuance of an aggregate of 400,000 Common Shares in the capital stock of the Company, of which 100,000 Common Shares were issued on October 21, 2003, with the balance to be issued as follows: in order to acquire a 40% interest, the Company must issue an additional 100,000 Common Shares on or before December 31, 2004; in order to acquire an additional 11% interest, the Company must issue an additional 100,000 Common Shares on or before December 31, 2005; and, in order to acquire the remaining 19% interest, the Company must issue the balance of 100,000 Common Shares on or before December 31, 2006.

(c) Incur expenditures up to a maximum aggregate amount of US$1,180,000 for the development of the concessions as follows: in order to acquire a 40% interest, US$80,000 on or before December 31, 2004, of which $18,300 has been incurred to date, in order to acquire an additional 11% interest, an additional US$200,000 on or before December 31, 2005; and, in order to acquire the remaining 19% interest, an additional US$300,000 before December 31, 2006 and a further US$600,000 on or before December 31, 2007.

Provided that the Company has acquired a 51% interest in the Chile Concessions, the parties may enter into a joint venture, at the sole discretion of the Company, whereby the Company would be appointed as the operator and the parties would participate on a pro-rata basis in all financing programs.

The Chile Concessions are registered in the name of Minera IPBX Limitada, a wholly owned Chilean subsidiary of International PBX.

The Ripplesea Joint Venture

On December 6, 2002, the Company entered into a letter of intent with Ripplesea Pty Ltd of Perth, Western Australia, in respect of seven exploration licences in the East Kimberley region of Western Australia (E80/2924-2930). The tenements cover approximately 900 square kilometres and are prospective for orthomagmatic nickel-copper-platinum group element (Ni-Cu-PGE) mineralization and epigenetic gold mineralization within Proterozoic rocks of the Halls Creek Orogen or the HCO. The seven exploration licences are treated as four separate project areas as follows:

Name of Concession	Area
Ruby Plans Project	(3 exploration licenses totalling 17 graticular blocks – 486 sq.km.)
McKenzieBore Project	(1 exploration license totaling 10 graticular blocks – 29 sq.km.)
The Black Duck Project	(2 exploration license totaling 83 graticular blocks – 237 sq.km.)
Cork Wood West Project	(1 exploration license totaling 31 graticular blocks – 146 sq.km.)

Pursuant to a Letter of Intent dated December 6, 2002, the Company acquired from Ripplesea Pty Ltd. (the holding company of Orbital Research Exploration Pty. Ltd.) of Perth, Western Australia, a 50% interest in seven exploration licences in the East Kimberley region of Western Australia, in consideration for AUD$100,000. The AUD$100,000 funds were applied in acquiring the exploration licenses including preliminary data used for the purposes of describing their potential value. The Company also has the right to earn an additional 25% interest, for a total 75%, if the Company funds all exploration, as per the requirements of the Western Australian *Mining Act*, and undertakes all exploration, reporting and related requirements, up to and including the completion of a bankable feasibility study.

The insider of Ripplesea Pty Ltd., Mr. Harold Mason, is arm's length to the Company.

All the projects are located within the HCO, a 400 kilometres long by 70-100 kilometre wide belt of strongly metamorphosed and deformed volcanic, sedimentary and intrusive Proterozoic rocks which host a wide variety of mineralization styles including Ni-Cu-PGE, gold and base metals. Australia's most advanced chromitite hosted PGE deposit occurs within the province at the Panton Sill, where a feasibility study is nearing completion. The current resource at Panton Sill stands at 4.3 million ozs PGE+gold. A second feasibility study is also underway on the nearby Sally Malay nickel-copper deposit where an open cut and underground mining operation is scheduled to commence at the end of 2003.

The Aldershot Tenements have a number of interpreted mafic/ultramafic intrusions that require systematic assessment for their Ni-Cu-PGE potential. Initial exploration will involve the compilation of all past work on the project and acquisition and interpretation of relevant geophysical and geological information. Desk studies carried out for and on behalf of the Company by Thundelarra Exploration Ltd. geologists employing its extensive database of information on the East Kimberley Region of Western Australia have identified important new targets for exploration. Field exploration will commence in the winter months after the monsoon season, and will involve geological mapping and stream sediment sampling of prospective areas outlined from the regional studies. Initial exploration involved the compilation of all past work on the project and acquisition and interpretation of relevant geophysical and geological information. Desk studies recently carried out for and on behalf of the Company by Thundelarra Exploration Ltd geologists employing Thundelarra's extensive database of information on the East Kimberley Region of Western Australia, have identified important new targets for exploration. Field exploration has commenced and involves geological mapping and stream sediment sampling of prospective areas outlined from the regional studies. Preliminary results are expected soon.

The Fields Find Farm-In and Joint Venture

The Company has entered into a Letter of Agreement with **Thundelarra Exploration Ltd. ("Thundelarra") (ASX SYMBOL: THX)** covering its Field's Find gold property in South Murchison, Western Australia. Under the terms of the Letter of Agreement, the Company will be entitled to earn up to 60% in the 19 tenements wholly owned by Thundelarra by the expenditure of AUD$600,000 over a period of three years. As reimbursement for Thundelarra's previous expenditures on the said tenements 1,000,000 common shares in the capital of the Company will be issued to Thundelarra at a deemed price of $0.15 per share.

Authors Steve Le Brun, MSc, BSc (Hons), MAusIMM, MMICA and Allen J Maynard, BAppSc(Geol) MAIG, MAusIMM both of Al Maynard & Associates, Qualified Persons, in compliance with National Instrument 43-101 and Form 43-101F, have prepared an evaluation report on the project (the "Maynard Report") dated May 20, 2004. The Maynard Report has been filed with the British Columbia Securities Commission and is available for scrutiny on the SEDAR web-site at www.sedar.com.

Further to the Maynard Report, Brian Richardson, a director and VP Exploration and a Qualified Person, has commented, "We are very encouraged by the Field's Find Project. It not only has good potential to host gold deposits but also has significant platinum-palladium and nickel-copper potential. Systematic mapping, geochemical sampling and limited drilling by Thundelarra in 2001-2002 defined a number of poorly explored but prospective mafic/ultramafic igneous complexes. The Field's Find complex located in the western part of the project is ovoid in shape covering an area of approximately 30 square kilometers. The complex is largely covered by laterite and transported sands with the igneous rocks only visible within erosion windows located around the margins of the intrusion. Exploration by Thundelarra and earlier explorers has outlined an extensive area of coincident copper-platinum-palladium and gold anomalism within soils and the lateritized bedrock (best drill intercept 16m @ 2430ppm copper and 617ppm platinum + palladium). The strong coincidence of these elements suggests an ultimate sulphide

source. Significantly, exploration in 1970 discovered nickel sulphide mineralisation within similar rocks to the Fields Find complex just to the west of the project area. The best reported intercept was 3m @ 1.1% nickel and 0.6% copper with selected intervals assaying up to 4.5% nickel and 0.3% copper. Pentlandite and pyrrhotite was observed in the core".

Thundelarra is a public company and its shares are listed on the Australian Stock Exchange. Three common directors of Thundelarra include Messrs. Phil Crabb, Brian Richardson and Rick Crabb. Mr. Phil Crabb is the Managing Director of Thundelarra and a control person of the Company. Mr. Richardson is a principal of REM Pty Ltd. the company retained by the Company under the terms of the agreement to manage the Company's exploration obligations as operators of the Field's Find Letter Agreement and a director of the Company. The Field's Find transaction is a "related party transaction" and "non-arm's length transaction" and therefore "minority shareholder approval" for its execution will be required. A Related Party Transaction and Non-Arm's Length Transaction have the meanings as defined in Policy 1.1 of the TSX Venture Exchange Corporate Finance Manual. Minority Shareholder Approval is defined by the policies of the Exchange as being approval by a majority of shareholders that are independent of the transaction for which approval is sought.

Financing

Private Placement

On February 20, 2004, the Company announced a non-brokered private placement of 2,000,000 Units at $0.17 per Unit. Each Unit is comprised of one common share and a non-transferable share purchase warrant entitling the holder to acquire one half of one common share for $0.20 per share for two years.

The net proceeds from the private placement, amounting to $327,250, satisfies a condition precedent to the Field's Find Letter Agreement which requires the Company raise a minimum of $300,000. Net proceeds will finance the Phase I exploration budget as recommended in the Maynard Report and the balance of net proceeds will be added to unallocated working capital.

A finder's fee is payable in connection with the issuance of 1,500,000 Units out of the total private placement in an amount equal to 5% of the sum of $255,000 gross proceeds so raised, or $12,750, payable to Gradeur Holdings Ltd, a company of which Mr. Frank DeMarte is a director.

The closing of the private placement is subject to shareholders approving the Fields' Find Letter Agreement.

Turee Creek Uranium Project

The Company has applied for, and when granted will have a 100% interest in Exploration License E52/1763 a tenement which covers approximately 50 square kilometers of prospective terrain located about 110 km west of the Newman township in the Pilbarra Region of Western Australia (the "Turee Creek Uranium Project")

Aldershot's Director and VP Exploration, Brian Richardson, a Qualified Person, states, "The Turee Creek Uranium Project secures a uranium occurrence within the Lower Proterozoic Ashburton basin, Western Australia. The tenement straddles the faulted boundary between the Ashburton and Hamersley Basins. The south western tenement sector has extensive colluvial cover which obscures bedrock.

"Past exploration has focused over the interbasinal boundary zone for a variety of target commodities including base metals, uranium and gold, the latter in vein and iron oxide copper-gold-uranium styles of mineralization.

"Exploration conducted between 1972 and 1982 identified secondary uraniferous phosphate minerals and rarer silicates in association with oxidized diagenetic pyrite. The host rock unit is 1500Ma Kunderong Sandstone in fault contact with 2740Ma Woongarra Volcanics of the Hamersley Group.

"A best drill result of 17m at 0.57Kgrams per tonne U_3O_8 was recorded and an inferred resource of 1.05 million tonnes at 0.35 kilograms per tonne uranium calculated. This inferred resource does not meet current JORC criteria".

Aldershot plans to carry out further work to confirm the recorded uranium mineralization and evaluate it using modern exploration methods. Potential exists to locate extensions to the mineralization along strike under cover. It will also be assessed to determine if the uranium occurrence may be leakage from a large high grade source at depth, close to the postulated unconformity with Lower Proterozoic basement.

In all of its work on the Turee Creek tenement, Aldershot will be aware of the potential of the area to host significant gold and base metal mineralization.

The coming year will be a very exciting one for the Company with, it is to be hoped, the early drilling confirmation of two IOCG discoveries. While new exploration of the East Kimberley Ripplesea Joint Venture region of Western Australia will outline the possibilities for base metals, platinum and palladium discoveries there.

Changes in Directors

Your directors reported the death of our fellow director, Jack Leslie Pearl. Jack, together with his business partner, Steve MacDonald were the founders of the new Quattro Resources Ltd when they gained control of the Company in February 1998. Sadly Steve also passed away in January this year. Jack and Steve worked tirelessly trying to finance the Company's diamond exploration activities in Venezuela and, in Jack's case, at some considerable personal cost. When it became clear that the Venezuelan project could not be saved both men, using their own resources, disposed of the assets in an orderly fashion and settled the Venezuelan liabilities of the Company. They did so with the sole objective of saving the Company to be reorganized, consolidated and reactivated as Aldershot Resources Ltd. Jack Pearl became a member of the board of the new Company and took an active role in its management. The remaining board members sadly miss him.

During the last year, Robin Andrews resigned from the board in January 2004. Management would like to record its thanks to Mr Andrews for the valuable contributions he made to the Company as it was emerging from its inactive status in the months before September 11, 2001. Robin actually arranged a financing for the Company that, regretfully, had to be aborted because of the September 11th chaos.

Rick Crabb has consented to join the board of directors of the Company as a non-executive director. Mr. Crabb's extensive experience in the Australian and international mining sector will greatly benefit the Company. Mr.Crabb is a solicitor and a partner with the law firm of Blakiston & Crabb. He holds a Bachelor of Jurisprudence (Hons), Bachelor of Laws and Master of Business Administration from the University of Western Australia. Mr.Crabb specializes in mining, corporate and commercial law and has extensive Australian and overseas experience in legal issues arising in resource development including contract negotiation and financing. Mr. Crabb is a director of an investment bank, Chatsworth Stirling Pty Ltd. and is also director of ASX listed companies Paladin Resources Limited, Menzies Court Holdings Limited, Ashburton Mining Limited, Alcaston Mining NL and Thundelarra Exploration Ltd.

Brian Richardson has consented to join the Board of the Company and to act as Vice President Exploration. Mr Richardson has for many months been providing exploration management services to the Company concerning its Western Australia exploration tenements. His presence on the Company's management team will greatly strengthen the execution of its business plan. His resume follows:

Mr. Richardson has twenty-three years' experience in the mining industry in Western Australia and the Northern Territory. He was Exploration Manager of Miralga Mining NL and was involved in the early exploration of Sulphur Springs base metals-gold project. He was also involved in the generation of various projects for Gasgoyne Gold Mines NL. In this role he discovered the Southern Star Mine in 1994/95. From 1997 through to 2000 he was the Managing Director of Resource Exploration NL, an ASX listed junior exploration company. From 2000 to the present he has been a Director and Exploration Manager for **Thundelarra Exploration Ltd (ASX: THX)** and in that capacity has led that company into the nickel-copper prospects in the East Kimberley region of Western Australia. These prospects surround the soon to be operating nickel miner, **Sally Malay Mining Ltd, (ASX: SMY)** which company enjoys a Joint Venture with Thundelarra to explore Thundelarra's Copernicus and Copernicus North nickel-copper prospects. SMY recently announced: "Subject to a positive Feasibility Study, the plan would be to commence mining [Copernicus] late 2005 with ore processed 2006 as ore production at SMY moves underground and there is spare capacity at the plant". And: "... Copernicus North is an exciting new nickel-copper sulphide discovery which has the potential to significantly increase the resources within the Copernicus Joint Venture tenement". Richardson also featured strongly in bringing about the Joint Venture between **LionOre Mining International Ltd (TSX: LIM)** and Thundelarra to explore for nickel in some of Thundelarra's other tenements in the East Kimberley. A commitment by Thundelarra, LionOre and Sally Malay to spend a combined AUD 3.5 million on drilling in these tenements this season is a further endorsement of Richardson's mine-finding credentials.

The significance of having direct access to Richardson's considerable skills and experience will not be lost on investors who are familiar with the Company's activities in Western Australia. The Company's Ripplesea Joint Venture tenements are located right in the middle of the nickel-copper drilling frenzy in the East Kimberley.

At the annual and special meeting scheduled to be held on July 16, 2004, management of the Company proposes to nominate the following directors:

JEREMY CADDY
IAN M. ADAM
MICHAEL CLEMENTS
RICK CRABB
BRIAN RICHARDSON

Change of Auditor

The former auditor of the Company, Desai & Associates, resigned on May 20, 2004. The Board of Directors and its Audit Committee have engaged Ernst & Young LLP, Chartered Accountants to audit the Company's financial statements for the year ending January 31, 2004 effective May 26, 2004. Your directors would like to take this opportunity formally to thank Desai & Associates for the diligence and professionalism with which they carried out and completed their responsibilities since 1998 and for doing so in a timely fashion.

Your directors would like to thank all of our shareholders for their patience and understanding during the year – for once a better year for most junior mining companies. Members of the board would also like to thank all of our officers and consultants for their tireless efforts on behalf of Aldershot. Together we committed to achieving value for the shareholders of Aldershot during the coming year which management believes will be of profound importance to the Company.

Dated this 15th day of June, 2004.

ALDERSHOT RESOURCES LTD.

Jeremy Caddy
President, CEO and Director

Telephone: 604-682-6718
Fax: 604-682-6722
Email: jcaddy@aldershotresources.com
Website: www.aldershotresources.com

Visit Aldershot Resources Website: www.aldershotresources.com

ALDERSHOT RESOURCES LTD.

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual and special general meeting of the Shareholders of **ALDERSHOT RESOURCES LTD.** (the "*Company*") will be held at Suite 1500, 885 West Georgia Street, Vancouver, BC, V6C 3E8 on **July 16, 2004** at the hour of 10:00 a.m. (Vancouver time) (the "*Meeting*") for the following purposes:

1. **TO** receive and consider the Report of the Directors.

2. **TO** receive and consider the audited financial statements of the Company for the fiscal period ending January 31, 2004, together with auditor's report thereon.

3. **TO** ratify and approve the appointment of Ernst & Young, Chartered Accountants, as auditor of the Company effective May 26, 2004 and further ratify and approve the appointment for the ensuing year.

4. **TO** authorize the directors of the Company to fix the remuneration to be paid to the auditor.

5. **TO** fix the number of Directors of the Company for the ensuing year at five (5) persons.

6. **TO** elect the directors for the ensuing year to hold office until the next annual general election of directors or until their successors be elected or appointed.

7. **TO** approve the Company's Stock Option Plan dated June 10, 2003, originally approved by the shareholders of the Company at the last meeting held on July 15, 2003 including the reserving for issuance under the Stock Option Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company, subject to any amendments that may be required by the TSX Venture Exchange, which is more particularly described in the attached Information Circular.

8. **TO** approve the entering into an amended management agreement with Jeremy Caddy effective April 1, 2004 whereby the compensation payable to Mr. Caddy be increased from $30,000 per annum to $80,000 per annum, with a termination provision of three years or $240,000, all of which is more particularly described in the attached Information Circular.

9. **TO** approve the entering into an agreement with Thundelarra Exploration Ltd. wherein the Company will farm-in on a total of 20 tenements for consideration of the issuance of an aggregate of 1,000,000 common shares, at the deemed price of $0.15 per share, all of which is more particularly described in the attached Information Circular.

10. **TO** approve granting the directors of the Company, in their sole discretion, authority to negotiate and conclude for the sale by way of private placement in excess of 20% of the Company's then issued and outstanding share capital and any possible change in the effective control of the Company resulting directly or indirectly from such financings and share issuances, all of which is more particularly described in the attached Information Circular.

11. **TO** approve authorizing the Company to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and authorizing the Company to alter its Articles to the extent necessary to ensure compliance with the *Business*

Corporations Act (British Columbia) by adding to the face page thereof the Company's incorporation number, as more particularly described in the attached Information Circular.

12. **TO** approve, as a special resolution, removing the application of the Pre-Existing Company Provisions to the Company, and altering the Notice of Articles of the Company, subject to the filing of the Transition Application under the Business Corporations Act (British Columbia).

13. **TO** approve, as a special resolution, the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting the Articles attached to the Information Circular, as more particularly described in the attached Information Circular.

14. **TO** transact such other business as may be properly transacted at the Meeting or at any adjournment thereof.

All of the above matters are more fully described in the accompanying Information Circular under the heading "*Particulars of Matters to be Acted Upon*".

Shareholders of record on the Company's books at the close of business on June 9, 2004 are entitled to notice of and to vote at the Meeting or at any postponement or adjournment thereof. Two shareholders or one or more proxyholder representing two shareholders, or one shareholder and a proxyholder representing another shareholder, constitutes a quorum for the conduct of business at the Meeting. The aforementioned proposals require approval by a majority of the Company's stock voted. Pursuant to the Company's governing documents, each common share is entitled to one vote.

If you are unable to attend the Meeting in person, please read the Notes accompanying the Form of Proxy enclosed herewith and then complete and return the Form of Proxy within the time set out in the Notes. The enclosed Form of Proxy is solicited by Management. If you so desire, you may appoint a representative in lieu of management's designations by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED FORM OF PROXY. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON IF YOU WISH TO DO SO, EVEN THOUGH YOU HAVE SENT IN YOUR FORM OF PROXY.

DATED at Vancouver, British Columbia, on the 15th day of June, 2004.

BY ORDER OF THE BOARD
ALDERSHOT RESOURCES LTD.

JEREMY CADDY, President

ALDERSHOT RESOURCES LTD.

INFORMATION CIRCULAR

For the Annual and Special General Meeting of Shareholders To Be Held on July 16, 2004

Information as at June 9, 2004, unless otherwise specified

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **ALDERSHOT RESOURCES LTD.** (the "Company") for use at the 2004 Annual and Special General Meeting (the "Meeting") of the Shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Annual and Special General Meeting of Shareholders, and at any adjournment thereof. The solicitation will be made primarily by mail and may in addition be made by personal and telephone contact with shareholders by directors, officers and regular employees of the company. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute instruments of proxy.

APPOINTMENT OF PROXYHOLDER

Each shareholder has the right to appoint a person, who need not be a shareholder, to attend and act for and on behalf of such shareholder at the Meeting other than the person(s) designated by management in the form of proxy accompanying this circular. The persons designated as proxyholders on the accompanying form of proxy have been selected by management. A shareholder desiring to appoint some other person as proxyholder may do so by striking out the printed names and inserting the name of the desired person in the space provided in the form of proxy. If no choice of proxyholder is made in such manner then the first named proxyholder will exercise the proxy with automatic substitution of the succeeding named proxyholder if such first named proxyholder does not attend the Meeting and automatic substitution of the third named proxyholder, if any, if such second named proxyholder does not attend the Meeting. A person appointed as proxyholder need not be a shareholder of the Company. All completed proxy forms must, to be valid, be deposited at Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not fewer than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting.

REVOCATION OF PROXY

A shareholder giving a proxy may revoke it either by signing a proxy bearing a later date and depositing it at the place and within the time aforesaid or by signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed as set out in the notes to the proxy) and either depositing the same at the place and within the time aforesaid or with the Chairman of the Meeting on the day of the Meeting, or on the day of any adjournment thereof, or registering with the Scrutineer at the Meeting as a shareholder present in person, or in any other manner provided by law, whereupon such

proxy shall be deemed to have been revoked. Revocation of a proxy will not affect any matter on which a vote has been taken before the revocation.

VOTING BY PROXY

If the instructions of a shareholder are certain, the shares represented by any proxy given by that shareholder will be voted on any ballot that may be called for, and where the shareholder specifies a choice with respect to any matter to be acted on, the shares will be voted on any ballot that may be called for in accordance with the specifications so made. **WHERE NO CHOICE IS SPECIFIED, THE PROXY CONFERS DISCRETIONARY AUTHORITY ON THE SHAREHOLDER'S APPOINTED PROXYHOLDER. IF A SHAREHOLDER HAS NOT APPOINTED HIS/HER OWN PROXYHOLDER, SUCH SHARES WILL BE VOTED BY MANAGEMENT'S DESIGNATES IN FAVOUR OF THE MATTERS DESCRIBED IN THE PROXY.**

EXERCISE OF DISCRETION BY PROXYHOLDER

The accompanying form of proxy gives each shareholder the ability to confer discretionary authority upon the proxyholder with respect to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting. At the time of printing this Information Circular, Management of the Company knows of no such amendments, variations or other matters which are anticipated to be presented for consideration or action at the Meeting.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES ON VOTING COMMON SHARES

The information set forth in this section is of significant importance to any shareholders of the Company who do not hold Common Shares in their own name. Shareholders who do not hold shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the shareholder's name on the records of the Company. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the nominee of The Canadian Depository for Securities, which acts as depository for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, a broker and its agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person.**

Applicable regulatory rules require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial

Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at a meeting. **A Beneficial Shareholder receiving a proxy with an ADP sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to ADP well in advance of the meeting in order to have the Common Shares voted at the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his or her broker (or an agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the Broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of 510,000,000 shares, divided into: (a) 500,000,000 Common Shares without par value; and (b) 10,000,000 Series "A" Preferred Shares. As of June 9, 2004, 12,379,897 common shares of the Company were issued and outstanding and 744,932 Series "A" Preferred Shares were outstanding. Each common share carries the right to one vote on any poll at meetings of shareholders of the Company.

In respect of currently issued and outstanding shares in the capital of the Company, those persons entitled to receive notice of and to vote at the Meeting in person or by proxy will be determined by the record of registered shareholders of the Company at 4:00 p.m. (local Vancouver time) on June 9, 2004, the Record Date for the Meeting. If the Company should issue additional shares from treasury after June 9, 2004, the person or persons to whom those shares are issued shall not be entitled to receive notice of the Meeting, but shall, if included on the record of registered shareholders of the Company before the time for the meeting, be entitled to vote at the meeting in person or, if they have deposited a proxy not fewer than 48 hours (Saturdays, Sundays and statutory holidays excluded) before the time for the Meeting, by proxy.

To the best of the knowledge and belief of the directors and executive officers of the Company, as at June 9, 2004, no person beneficially owned, directly or indirectly, or exercised control or direction over shares carrying more than 10% of the voting rights attached to any class of voting securities of the Company except for the following:

Name of Shareholder	Number of Shares Owned	Percentage of Issued and Outstanding
Phil Crabb	2,733,166(1)	22%

(1) Of these shares, 800,000 common shares are held in the name of 669486 BC Ltd. and 1,783,166 are held in the name of IOMA Pty Ltd., of which Phil Crabb is the beneficial owner. In addition, IOMA Pty Ltd. holds warrants for the right to purchase up to 3,500,000 common shares and 669486 BC Ltd. holds a warrant for the right to purchase up to 400,000 common shares

INFORMATION CONCERNING DIRECTORS

Reference is also made to the heading below "*Particulars of Matters to be Acted Upon*", specifically sub-heading "*Election of Directors*" for additional information.

Nominees

Name, Country of Ordinary Residence and Other Positions, if any, held with the Company	Date First Became a Director	Number of Common Shares Beneficially Owned Directly or Indirectly(1)
Jeremy Caddy London, England *President, Chief Executive Officer and Director*	Feb. 9, 1998	248,499(2)(3)(8)
Ian M. Adam Vancouver, British Columbia *Chief Financial Officer and Director*	October 16, 2000	Nil(7)
Michael Clements Vancouver, British Columbia *Director*	July 31, 2000	38,000(2)(4)
Rick Crabb Perth, Western Australia *Director*	January 26, 2004	265,000(5)(6)
Brian Richardson Kalamunda, Western Australia *Director and Vice-President Exploration*	May 28, 2004	Nil

(1) The number of shares beneficially owned by nominees for directors, directly or indirectly, as of the date hereof is based on information furnished by the nominees themselves.
(2) Represents free-trading shares owned directly.
(3) In addition to the common shares held by Mr. Caddy, Mr. Caddy was granted an option for the right to purchase up to 400,000 common shares.
(4) In addition to the common shares held by Mr. Clements, Mr. Clements was granted an option for the right to purchase up to 150,000 common shares.
(5) These common shares are held in the name of Westessa Holdings Pty Ltd., of which Mr. Crabb is the beneficial owner.
(6) In addition to the common shares held by Mr. Crabb. Mr. Crabb was granted an option for the right to purchase up to 100,000 common shares.
(7) Mr. Ian M. Adam was granted an option agreement for the right to purchase 150,000 common shares
(8) Mr. Caddy also holds 257,064 Convertible Preferred Series "A" Shares and warrants for the right to purchase 50,000 common shares.

Principal Occupation or Employment During the Past Five Years of Nominee Directors

Unless otherwise stated, each of the below-named nominees has held the principal occupation or employment indicated for the past five years.

Jeremy Caddy

Mr. Caddy graduated as a mining engineer from the Royal School of Mines, London and has over three decades of experience in the industry. This includes four years in Broken Hill, Australia with Consolidated Zinc Corporation (now Rio Tinto), followed by five years with consultants Kenneth McMahon & Partners of Sydney, Australia and three years in Malaysia serving as the Chief Executive Officer of a mining invesiment firm.

During an eleven year stint in Singapore, Mr. Caddy acted as an independent business consultant for both resource and industrial concerns. Until recently, he was Chairman of G Four Limited, a British firm providing corporate finance advisory services to junior mining companies.

Mr. Caddy specializes in restructuring mining companies and locating financing for their growth.

Iań M. Adam

Mr. Adam is a retired audit partner of Ernst and Young. Mr. Adam has extensive experience with start-up junior and major mining companies.

Michael Clements

Since 1994, Mr. Clements has been with ISM Information Systems Management (B.C.) Corp., one of the largest information technology outsourcing companies in Canada, which was fully absorbed by Telus in 2000. Mr. Clements is presently an account executive with Telus Enterprise Solutions Partnership. Mr. Clements holds an MBA from the Richard Ivey School of Business, specializing in Finance.

Rick Crabb

Mr. Crabb is a solicitor and a partner with the law firm of Blakiston & Crabb. He holds a Bachelor of Jurisprudence (Hons), Bachelor of Laws and Master of Business Administration from the University of Western Australia. Mr. Crabb specializes in mining, corporate and commercial law and has extensive Australian and overseas experience in legal issues arising in resource development including contract negotiation and financing. Mr. Crabb is a director of investment bank, Chatsworth Stirling Pty Ltd. and is also director of the following listed companies, Paladin Resources Limited, Menzies Court Holdings Limited, Ashburton Mining Limited, Alcaston Mining NL and Thundelarra Exploration Ltd.

Brian Richardson

Mr Richardson has twenty-three years' experience in the mining industry in Western Australia and the Northern Territory. He was Exploration Manager of Miralga Mining NL and was involved in the early exploration of Sulphur Springs base metals-gold project. He was also involved in the generation of various projects for Gasgoyne Gold Mines NL. From 1997 through to 2000 he was the Managing Director of Resource Exploration NL, an ASX listed junior exploration company. From 2000 to the present he has been a Director and Exploration Manager for Thundelarra Exploration Ltd (ASX: THX)

Audit Committee

Pursuant to the *Business Corporations Act*, a reporting company is required to elect an audit committee comprised of not fewer than three directors, of whom a majority shall not be officers or employees of the Company or an affiliate of the Company. The audit committee's functions are to monitor overall adherence to a company's policy, the effectiveness of a company's internal audit personnel and their audit activities and to meet with a company's accountants and auditors on financial and audit matters, as appropriate. Presently, Messrs. Ian M. Adam, Rick Crabb and Michael Clements are members of the Company's audit committee.

AUDITED FINANCIAL STATEMENTS

The annual financial statements or the year ended January 31, 2004 will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Company' financial statements for the last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director, officer or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing person has or has had any material interest, directly or indirectly, in any transaction since the beginning of the Company's last completed financial year or in any proposed transaction which, in either such case, has materially affected or will materially affect the Company, except as disclosed below and as otherwise disclosed in the Information Circular.

Management Services

Pursuant to a management agreement dated October 1, 2002 the Company agreed to pay Jeremy Caddy a salary of $30,000 per year, effective October 1, 2001 for a period of one year, renewable by mutual consent for successive one year periods. Termination provisions are three months written notice by the Company and thirty days written notice by Mr. Caddy. Effective April 1, 2004, the board of directors have agreed to amend the agreement whereby the Company shall pay Mr. Caddy $80,000 per year with termination provision of three years, or $240,000. The agreement is subject to regulatory approval.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nor any proposed director of the Company, nor any associate or affiliate of any informed person or proposed director, has had any material interest, direct or indirect, in any transactions since the commencement of the Company's last completed financial year, or has any material interest, direct or indirect, in any proposed transaction which, in either case, has materially affected or would materially affect the Company, except as may otherwise be disclosed herein.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, proposed director, executive officer, employee or former executive officer, director or employee of the Company or any of its subsidiaries, or any associate of any director, proposed director or executive officer, has been indebted to the Company or any subsidiary of the Company at any time since the beginning of the last completed financial year of the Company, other than for "Routine Indebtedness", as defined in Form 51-102F5.

STATEMENT OF EXECUTIVE COMPENSATION – FORM 51-102F6

Summary of Compensation

Pursuant to Form 51-102F6 adopted by the Canadian Securities Administrators, "Named Executive Officer" or "NEOs" is defined to include (i) each Chief Executive Officer of the Company or person who acted in a similar capacity (the "CEO"), despite the amount of compensation of those individuals, (ii) each Chief Financial Officer of the Company or person who acted in a similar capacity (the "CFO"), despite the amount of compensation of those individuals, (iii) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000, and (iv) any additional individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end of the Company.

Summary Compensation Table

The following table sets forth information concerning compensation earned by the Company's NEOs for the three most recently completed financial years.

Summary Compensation Table
(Stated in Canadian Dollars)

		Annual Compensation			Long Term Compensation			
					Awards		PayOuts	
NEO Name and Principal Position	Fiscal Year End	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ Stock Appreciation Rights Granted (#)	Restricted Shares or Share Units ($)	Long Term Incentive Plan Payouts ($)	All Other Compensation ($)
Jeremy Caddy President and Chief Executive Officer	2004 2003 2002	$30,000(1) $30,000(1) $30,000(1)	Nil Nil Nil	Nil Nil Nil	Nil(2)/Nil Nil/Nil 200,000(3)/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ian M. Adam *Chief Financial Officer* (4)	2004 2003 2002	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil(5)/Nil Nil/Nil 100,000(6)/Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Pursuant to a management agreement dated October 1, 2002 the Company agreed to pay Jeremy Caddy a salary of $30,000 per year, effective October 1, 2001. Effective April 1, 2004, the board of directors have agreed to amend the agreement whereby the Company shall pay Mr. Caddy $80,000 per year with termination provisions of three years, or $240,000. The agreement is subject to regulatory approval

(2) No option agreement was granted to Mr. Caddy during the 2004 year end. However, subsequent to the financial year, on April 1, 2004, the Company granted Mr. Caddy an option agreement for the right to purchase up to 400,000 common shares at the exercise price of $0.25 per share up to and including April 1, 2009.

(3) On November 4, 2002, the Company granted Mr. Caddy an option for the right to purchase 200,000 common shares at the exercise price of $0.10 per share up to and including November 4, 2007. The option agreement was exercised in full in the 2004 year.

(4) Mr. Adam also served as the Corporate Secretary of the Company during the period October 16, 2000 to April 1, 2004
(5) No option agreement was granted to Mr. Adam during the 2004 year end. However, subsequent to the financial year, on April 1, 2004, the Company granted Mr. Adam an option agreement for the right to purchase up to 150,000 common shares at the exercise price of $0.25 per share up to and including April 1, 2009.
(6) On November 4, 2002, the Company granted Mr. Adam an option for the right to purchase 100,000 common shares at the exercise price of $0.10 per share up to and including November 4, 2007. The option agreement was exercised in full in the 2004 year.

Long-Term Incentive Plan Awards Table

The Company currently has no long-term incentive plan intended to serve as incentive for performance to occur over a period longer than one year.

Options and Stock Appreciation Right ("SAR") Grants during the most recently completed Financial Year

The Company's stock option program (the "Stock Option Plan") is administered by the Company's corporate secretary, or such other senior officer or employee of the Company as may be designated by the board of directors from time to time. During the financial year ended January 31, 2004, no stock options were granted to the Company's NEO's. However, subsequent to the financial year end, the Company granted the following stock options to the NEO's.

NEO Name	Securities Under Options/SAR's Granted (#)	% of Total Options/SAR's Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SAR's on the Date of Grant ($/Security)	Expiration Date
Jeremy Caddy	400,000	42%	$0.25	$100,000	April 1, 2009
Ian M. Adam	150,000	16%	$0.25	$37,500	April 1, 2009

(1) On April 1, 2004, the closing price of the Company's shares was $0.25

Aggregate Options and Stock Appreciation Rights ("SAR") Exercises during the most recently completed Financial Year and Financial Year End Options and Stock Appreciation Rights Values

During its most recently completed financial year no Options and/or SAR's were exercised by the Company's NEO's. However, option agreements were exercised subsequent to the financial year end. The following table sets forth details of all exercises of stock options subsequent to the financial year ended January 31, 2004 by the NEO's and the fiscal year end value of unexercised options on an aggregated basis:

NEO Name	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised In the Money Options/SARs at Financial Year End ($) Exercisable/ Unexercisable
Jeremy Caddy	200,000	$24,000(1)	Nil	N/A
Ian M. Adam	100,000	$12,000(2)	Nil	N/A

(1) On March 10, 2004, the date of exercise, the closing price of the Company's shares was $0.22
(2) On March 17, 2004, the date of exercise, the closing price of the Company's shares was $0.22

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company does not have any employment contract with any Named Executive Officer, nor does the Company have any compensatory plan or arrangement with respect to its Named Executive Officer which would result from the resignation, retirement or any other termination of employment of such individual's employment or from a change of control of the Company or a change in such individual's responsibilities following a change in control, which, including all periodic payments or installments, exceeds $100,000, except as disclosed herein:

Management Services

Pursuant to a management agreement dated October 1, 2002 the Company agreed to pay Jeremy Caddy a salary of $30,000 per year, effective October 1, 2001 for a period of one year, renewable by mutual consent for successive one year periods. Termination provisions are three months written notice by the Company and thirty days written notice by Mr. Caddy. Effective April 1, 2004, the board of directors have agreed to amend the agreement whereby the Company shall pay Mr. Caddy $80,000 per year with termination provision of three years, or $240,000. The agreement is subject to regulatory approval.

COMPENSATION OF DIRECTORS

The Company has no standard arrangement pursuant to which directors are compensated for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange.

Option/SAR Granted/Outstanding during the most recently completed Financial Year

During the financial year ended January 31, 2004, no following Options were granted in favour of the directors, not including the Named Executive Officer (refer to "Statement of Executive Compensation" under the sub-heading "Option/SAR Grants during the most recently completed Financial Year End" for particulars of Options granted to the Named Executive Officers").

Subsequent to the financial year ended January 31, 2004, the following Options were granted in favour of the directors, not including the Named Executive Officer (refer to "Statement of Executive Compensation" under the sub-heading "Option/SAR Grants during the most recently completed Financial Year End" for particulars of Options granted to the Named Executive Officers").

Name	Securities Under Option/SARs Granted	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiry Date
Jack Pearl (1)	100,000	11%	$0.25	$25,000(2)	April 1, 2009
Michael Clements	150,000	16%	$0.25	$37,500(2)	April 1, 2009
Rick Crabb	100,000	11%	$0.25	$25,000(2)	April 1, 2009

(1) The stock option was granted in the name of Pacific Pearl Estates Ltd., a private company wholly-owned by Jack Pearl.
(2) On April 1, 2004, the closing price of the Company's shares was $0.25

Aggregate Option/SAR Exercises during the most recently completed Financial Year and Financial Year End Option/SAR Values

During the financial year end, no Options or SAR's were exercised by the Directors of the Company. However, the following Options were exercised in favour of the directors, not including the Named Executive Officer (refer to "Statement of Executive Compensation" under the sub-heading "Option/SAR Exercised during the most recently completed Financial Year End" for particulars of Options exercised to the Named Executive Officers").

Name of Director	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised In the Money Options/SARs at Financial Year End ($) Exercisable/ Unexercisable
Jack Pearl	140,000	$15,000(1)	Nil	N/A
Michael Clements	100,000	$12,000(2)	Nil	N/A

(1) On March 31, 2004, the date of exercise, the closing price of the Company's shares was $0.25
(2) On March 17, 2004, the date of exercise, the closing price of the Company's shares was $0.22

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree performed by a person or persons other than the directors or executive officers of the Company.

Management Agreements

The Company has a management agreement with Jeremy Caddy whereby Mr. Caddy is paid a management fee of $30,000 per annum which commenced on October 1, 2002. Effective April 1, 2004, the board of directors have agreed to amend the agreement whereby the Company shall pay Mr. Caddy $80,000 per year with termination provision of three years, or $240,000. The agreement is subject to regulatory approval.

Management/Consulting Agreement.

The Company entered into a consulting agreement with Pacific Pearl Estates Ltd. whereby the Company pays a fee of $1,000 per month which commenced on October 1, 2002 and renewable for a one year period. Pacific Pearl Estates Ltd., is a private company wholly owned by Jack Pearl, a former director of the Company. Mr. Jack Pearl ceased to be a director of the Company effective May 24, 2004 and his management/consulting agreement terminated at that time.

Technical Consulting Agreement

The Company entered into a technical/consulting agreement with Don Scott effective January 1, 2004 and terminating on December 1, 2005 whereby Mr. Scott is paid $1,000 per month.

Investor Relations Agreement

The Company entered into an Investor Relations Agreement effective May, 2004, with MarketSmart Communications Inc. for an initial three month term, for $5,000 per month, plus GST. MarketSmart Communications Inc. is a company wholly owned by Maria Da Silva.

VENTURE ISSUER EXEMPTION

Under Form 51-102F6, a Venture Issuer is entitled to omit disclosure otherwise required to be provided under those portions of Form 51-102F6 entitled "Option and SAR Repricings", Defined Benefit or Actuarial Plan Disclosure", "Composition of the Compensation Committee", Report on Executive Compensation" and "Performance Graph". The Company is a Venture Issuer and has omitted such disclosure.

No direct remuneration was paid or became payable by the Company to the directors and the executive officers of the Company (including the President, the Secretary and the five highest-paid employees of the Company, including the two aforementioned officers) during its last completed financial year. The Company does not propose to make any other remuneration payments to the directors or the executive officers of the Company in the future, directly or indirectly, pursuant to any existing plan or arrangement. No pension benefits are currently proposed to be paid to the directors or the executive officers of the Company under any normal pension plan, directly or indirectly, by the Company or any of its subsidiaries.

No director or senior officer of the Company, no nominee for election as a director of the Company and no associate of any such director, senior officer or proposed nominee is or has at any time since the beginning of the Company's most recently completed financial year been indebted to the Company for an amount exceeding $5,000.

PARTICULARS OF MATTERS TO BE ACTED UPON

Directors' Report to Shareholders and Financial Statements

The Directors' Report, audited financial statements of the Company for the fiscal year ending January 31, 2004 (the "Financial Statements") and the auditor's report thereon will be presented to the shareholders at the Meeting. The Directors' Report, Financial Statements and auditor's report are being mailed to shareholders of record with this Information Circular. Copies of the Directors' Report, Financial Statements, auditor's report, Notice of Annual and Special General Meeting of Shareholders, Information Circular and Form of Proxy will also be available from either the registered office of the Company or Pacific Corporate Trust Company.

Confirmation and Appointment of Auditors

At the request of management of the Company, Desai & Associates, Chartered Accountants, of Vancouver, British Columbia, tendered their resignation as auditors of the Company. The directors of the Company appointed Ernst & Young LLP, Chartered Accountants, of Vancouver, British Columbia, as auditors of the Company to fill the vacancy created thereby, effective May 26, 2004. Shareholders are being asked to confirm the actions of the board of directors and appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Company to hold the office until the next annual meeting of shareholders.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF ERNST & YOUNG LLP, CHARTERED ACCOUNTANTS, as auditors for the Company to hold office until the next annual meeting of shareholder and the authorization of the directors to fix their remuneration, unless the shareholder has specified in the proxy that his or her shares are to be withheld from voting in respect thereof. Ernst & Young LLP, Chartered Accountants, were appointed auditors of the Company on May 26, 2004.

In accordance with the provisions of National Instrument 52-103 annexed to the Information Circular as Schedule "A" is the requisite reporting package, including written confirmation that the notice of the Company (the "Auditor's Notice") to Desai & Associates and Ernst & Young LLP, stating that there are no reportable events and the letters of Desai & Associates and Ernst & Young LLP to the British Columbia Securities Commission stating their agreement with the Auditor's Notice having been reviewed by the audit committee and the board of directors of the Company.

Election of Directors

The persons named in the enclosed Proxy intend to vote for the election of a Board of Directors comprised of five (5) persons. The names of further nominees for directors may come from the floor at the Meeting.

The Company has received no nominations for directors pursuant to provisions of the new *Business Corporations Act* as set out in the Advance Notice of Meeting, published in The Vancouver Sun newspaper on May 19, 2004.

Each director elected will hold office until the next annual general meeting or until his successor is duly elected, unless his office is earlier vacated, in accordance with the Articles of the Company.

Reference is made to the heading above "Information Concerning Nominees Submitted by Management" for particulars relating to nominees for director.

Stock Option Plan

In August of 2002, the TSX Venture Exchange adopted a new stock option policy whereby all Tier 2 Company's must implement and approve yearly a stock option plan. In accordance with this policy, the board of directors of the Company adopted a Stock Option Plan on June 10, 2003, which was approved by the Shareholders at the Annual General Meeting held on July 15, 2003. The Stock Option Plan authorizes the Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Company.

Under the Stock Option Plan, the aggregate number of common shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding common shares of the Company at the time the options are granted. Further, the aggregate number of common shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding common shares of the Company. Options issued pursuant to the Stock Option Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the common shares are then listed. The period during which an option may be exercised shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board at the time such option is granted, provided no option shall be exercisable for a period exceeding five (5) years from the date the option is granted unless specifically provided by the board of directors of the Company and in any event, no option shall be exercisable for a period exceeding ten (10) years from the date the option is granted.

The options granted under the Stock Option Plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Company and within 30 days for any optionee engaged in investor relations activities. In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by the Company of all or substantially all of its assets or in the event of a change in control of the Company, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

An aggregate of 1,200,000 options have been granted under the Stock Option Plan and these options have been granted to directors, officers and employees/consultants of the Company (at exercise prices of $0.25 per common share), as follows:

Name of Optienee	No. of Optioned Shares	Exercise Price	Original Date of Grant	Expiry Date
Jeremy Caddy	400,000	$0.25	April 1, 2004	April 1, 2009
Pacific Pearl Estates Ltd.(1)	100,000	$0.25	April 1, 2004	April 1, 2009
Michael Clements	150,000	$0.25	April 1, 2004	April 1, 2009
Ian Adam	150,000	$0.25	April 1, 2004	April 1, 2009
Rick Crabb	100,000	$0.25	April 1, 2004	April 1, 2009
Donald Scott	50,000	$0.25	April 1, 2004	April 1, 2009
Steven Sobolewski	100,000	$0.25	April 1, 2004	April 1, 2009
Frank DeMarte	150,000	$0.25	April 1, 2004	April 1, 2009
TOTAL	1,200,000			

(1) The stock option was granted in the name of Pacific Pearl Estates Ltd., a private company wholly-owned by Jack Pearl.

The number of shares reserved for issuance under the Stock Option Plan will not exceed 10% of the number of issued shares of the Company at the time of the granting of options under the Stock Option Plan, and as approved by the Board of Directors of the Company.

In addition to the terms of the Stock Option Plan mentioned above, the policies of the TSX Venture Exchange require approval be approved by the affirmative vote of a majority of the votes cast at the Meeting, other than the votes attaching to the common shares beneficially owned by the insiders of the Company to whom the options may be granted pursuant to the Stock Option Plan, or their associates to the Company:

(a) decreasing the exercise price of stock options previously granted to insiders;

(b) issuing to insiders, upon the exercise of stock options, within a one year period, shares exceeding 10% of the outstanding listed shares; and

(c) issuing to any one insider and such insider's associates, upon the exercise of stock options, within a one year period, shares exceeding 5% of the outstanding listed shares.

Therefore, shareholders will be asked to approve the following resolution, by way of disinterested shareholder approval:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Company's Stock Option Plan, dated June 10, 2003, originally approved by the shareholders of the Company at the last meeting held on July 15, 2003 be and is hereby approved including the reserving for issuance under the Stock Option Plan at any time of a maximum of 10% of the issued and outstanding shares of the Company, subject to any amendments that may be required by the TSX Venture Exchange;

2. the Company be authorized to abandon or terminate all or any part of the Stock Option Plan if the Board of the Company deems it appropriate and in the best interests of the Company to do so;

3. the Company be and is hereby authorized to grant options pursuant and subject to the terms and conditions of the Stock Option Plan;

4. the Company be and is hereby, at the discretion of the board of directors, to amend the exercise price of previously granted option agreements, without further approval by the shareholders, all in accordance with the policies of the TSX Venture Exchange; and

5. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commissions forms, as may be required to give effect to the true intent of this resolution."

It is the intention of the persons named in the enclosed instrument of proxy, if not expressly directed otherwise in such instrument of proxy, to vote such proxies FOR the ordinary resolution to approve the Stock Option Plan,

Management Compensation

At the meeting, shareholders will be asked to approve an increase in the compensation payable to Jeremy Caddy, the Chief Executive Officer, President and a director of the Company, from $30,000 per year to $80,000 per year, with a termination provision of three years compensation, or $240,000, effective April, 2004. Mr. Caddy is the President, Chief Executive Officer and a director of the Company and has been instrumental in facilitating all Company's financings over the last six years. Mr. Caddy's is responsible for day to day management of the Company's business and affairs, including oversight of all geological programs and dealings with contractors. The Company is not required to seek or obtain shareholder approval for the proposed compensation arrangement, but desires to be in a position to indicate to the TSX Venture Exchange that the Company has the support of its shareholders in agreeing to such compensation when it makes application to the Exchange for consent to implement such arrangement.

Management considers the services of Mr. Caddy to be essential to the future growth and development of the Company and recommends that the proposed increase in compensation be approved. Mr. Caddy will abstain from voting on this proposed resolution.

Shareholders will asked to approve the following resolution, with Mr. Caddy abstaining from voting:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, WITH JEREMY CADDY ABSTAINING FROM VOTING, THAT:

1. the Company be and is hereby authorized to enter into an amended management agreement with Jeremy Caddy effective April 1, 2004 whereby the compensation payable to Mr. Caddy be increased from $30,000 per annum to $80,000 per annum, with a termination provision of three years or $240,000; and

2. any one or more of the directors and officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents, as may be required to give effect to the true intent of this resolution."

Property Transaction

The Company has signed a letter agreement with Thundelarra Exploration Ltd. (ASX-THX) of Perth, Western Australia ("Thundelarra"), under the terms of which the Company will farm-in on a total of 20 tenements owned outright by Thundelarra. The Company will be entitled to earn up to 60% in the tenements by spending AUD$600,000 over a period of three years. As reimbursement for Thundelarra's previous expenditures on the tenements, the Company will issue Thundelarra with an aggregate of 1,000,000 common shares, at a deemed price of $0.15 per share.

The tenements are located in the South Murchison field of Western Australia about 400 km north of Perth and cover a known gold resource and an extensive nickel and platinum group elements anomaly.

Management is pleased to have been able to negotiate the Fields Find farm-in and joint venture agreement with Thundelarra. This project will add greatly to Aldershot's quality portfolio of exciting exploration projects. These include the Las Lomitas Iron Oxide hosted Copper Gold (IOCG) project in the Copiapo Area of Chile's Region III and the Letter of Intent with Ripplesea Pty Ltd of Perth, Western Australia, in respect of seven exploration licences in the East Kimberley region of Western Australia which also has excellent potential.

Thundelarra is a public company and its shares are listed on the Australian Stock Exchange. The directors of Thundelarra include Messrs. Phil Crabb, Brian Richardson and Rick Crabb. Mr. Phil Crabb is the Managing Director of Thundelarra and a control person of the Company. Mr. Richardson is a principal of REM Pty Ltd, the company retained by the Company under the terms of the agreement to manage the Company's exploration obligations as operators of the Field's Find Letter Agreement and a director of the Company. The Field's Find transaction is a "related party transaction" and "non-arm's length transaction" and therefore "minority shareholder approval" for its execution will be required. A Related Party Transaction and Non-Arm's Length Transaction have the meanings as defined in Policy 1.1 of the TSX Venture Exchange Corporate Finance Manual. Minority Shareholder Approval is defined by the policies of the Exchange as being approval by a majority of shareholders that are independent of the transaction for which approval is sought.

Mr. Al Maynard, a Qualified Person, in compliance with National Instrument 43-101 and Form 43-101F, has prepared an evaluation report on the project (the "Maynard report"). The Maynard report has been filed with the British Columbia Securities Commission and is available for scrutiny on the SEDAR website at www.sedar.com . Below are extracts taken from the Maynard report and is intended as a summary only and should be read in junction with the full report which has been filed on the SEDAR website:

FIELD'S FIND PROJECT

Property Area

The Field's Find Project (the "Project") comprises a total of 11 Prospecting Licenses, 6 Exploration Licenses, 3 Mining Leases and 2 Mining Lease applications covering an area of 459 square kilometers. Please refer to Table 1 of the Maynard Report for the areas of individual properties, which report has been filed on the SEDAR website at www.sedar.com.

Property Location

The Project area comprises an exploration project within the South Murchison region of Western Australia. Geologically it is contained within the South Murchison Greenstone belt of the Archaean Yilgarn Block. They are within the Shire of Yalgoo local government authority and are administered within the 59 District mining division. The projects lie within the Ninghan land district.

The Project can be spatially defined using the standard co-ordinate system within Australia. This is the Australian Map Grid (AMG) Zone 50 using the Australian Geodetic 1984 (AGD84) as a datum.

Property Title

The Company has rights to earn a 60% interest in all claims as detailed in Item 6c of the Maynard Report. Table 1 of the Maynard Report displays the minimum annual exploration expenditure that must be met to keep the license in good standing (i.e. with continuing grant), as well as the annual rental fee and expiry date of each tenement. Each of the tenements are located over crown land (i.e. not freehold or privately owned property) and as such the mineral rights that the tenements gives to the holders extends from surface. Please refer to Table 1 of the Maynard Report which has been filed on the SEDAR website at www.sedar.com.

Tenement Surveying

The exploration tenements have not been surveyed in keeping with Western Australian standard practice. Tenement boundaries are defined in space by longitude and latitude with each graticular block having corners one second apart.

Royalties, rights and encumbrances

The Company may earn a 60% interest in the project by issuing Thundelarra Exploration Limited ("Thundelarra") 1,000,000 common shares, at a deemed price of $0.15 per share and spending A$600,000 on exploration within the project. A total of A$200,000 must be spent before withdrawal. After the Company has earned its equity both partners will contribute pro rata with expenditure or Thundelarra may elect to dilute according to industry standard formula.

A $5/ oz gold royalty in favor of Fimiston Mining exists over M59/456 for the first 150,000 oz of any gold production. This will be paid pro-rata with the equity each joint venture partner.
Native title rights may apply within the project area.

Environmental Liabilities

Past explorers have undertaken extensive rehabilitation and fencing of exposed shafts and workings. No significant environmental liabilities are known to exist associated with the tenements.

Permits Required for Exploration Work

In keeping with standard conditions for all exploration licenses granted within Western Australia, imposed at the time of grant, some permits are required in order to conduct certain work. These include approval from the District Mining Engineer for ground disturbing activities such as track and drill pad construction. Several active exploration areas have been cleared to allow drilling to take place. In other areas exact extents of future drilling has not been determined and so permits have not yet been sought.

Access

Access to the project areas is excellent, being made by 2WD or 4WD along numerous unmade exploration and pastoral tracks. The sealed Great Northern Highway acts a main access route to these smaller tracks and the surrounding region and Perth. Within the tenements access is by way of unsealed station tracks and old mining and exploration tracks.

Climate

The climate is semi arid Mediterranean (Beard 1976). The annual rainfall averages 250 mm with most rain occurring in winter months. Maximum daily temperatures between 20 to 40 degrees centigrade are common in summer but are typically between 15-25 degrees centigrade in winter. Exploration is rarely constrained by weather and is possible all year round.

Surface conditions for mining

Local topography is generally subdued and the general environment is amenable for mining and associated infrastructure to be developed.

Past Exploration Work

Publicly available exploration data, released as part of the Western Australian Mineral Exploration (WAMEX) Open File database has been researched to determine past work within the tenement area and please refer to the heading entitled "Table 2: Past Exploration Summary" in the Maynard Report which has been filed on the SEDAR website at www.sedar.com.

Data from past exploration has been compiled onto a Geographical Information System (GIS) database. Approximately 2,155 rock samples (including 304 by Thundelarra), 17,491 soil samples (including 1,052 by Thundelarra), and 165 stream samples (all by Thundelarra) are registered. A total of 2,340 drillholes, including 22 by Thundelarra are also recorded. Major companies' exploration is detailed in Table 2 of the Maynard Report and please refer to the heading entitled "Table 2 Past Exploration Summary" in the Maynard Report which has been filed on the SEDAR website at www.sedar.com.

Regional Geology

The Fields Find project area is contained within the Murchison province, the western most of the three major granite greenstone terrains that comprise the Archaean aged Yilgarn Craton of Western Australia. The Project lies over the eastern portion or Warriedar fold belt of the Yalgoo – Singleton Greenstone Belt, the southern most greenstone sequence within the province.

The tenements are centred over a lobate shaped sequence of greenstone rocks bounded by batholithic and post tectonic granitoids and are dissected by the regionally extensive Magnet fault corridor.

Local and Property Geology

The Fields Find Project comprises rocks belonging to the Murchison Supergroup, which is composed of a lower Luke Creek Group and an Upper Mt Farmer Group. The Luke Creek Group comprises a series of interlayered high Mg and tholeiitic basalts (the Muttouli Basalt) overlain by a series of mafic rocks intercalated BIF units of the Golconda Formation. This is in turn overlain by a package of high Mg and tholeiitic basalts of the Gabanintha Formation, in turn overlain by a sequence of felsic volcanics, volcaniclastics and jaspilitic BIF of the Windaning formation. Within the project area rocks of the Gabanintha and Windaning formations predominate.

Recent work has identified a series of mafic – ultramafic intrusive complexes within the greenstone sequence. At Fields Find a complex of approximately 30km square has been outlined by mapping and geophysical surveying. This Fields Find Igneous Complex (FFIC) is extensively obscured by transported laterite but drilling has identified a complex layered sequence of werlites, clinopyroxenites and gabbros. A study by CSIRO identified the parental magma to be of a tholeiitic nature and with similarities to the West Pilbara intrusions such as at Radio Hill. Other intrusive complexes have been recognized at the Pierrot PGE prospect (the Pierrot Igneous Complex) and the Dauphin PGE prospect (the Dauphin Intrusive Complex). Due to cover obscuring bedrock the margins and composition of these complexes are less well defined.

Recommendations

The Maynard Report recommends that further exploration be conducted to define if economic mineralization is present within the project areas. A total expenditure of A$250,000 for year one and a total of A$360,000 for year two (provisional on year 1 results) is recommended. This is detailed below.

It is recommended the following programs be carried out;
Year 1; Strategy – follow up and define extents of prospect mineralization and identified anomalism, broad assessment of Au, Ni-Cu and PGE potential within the tenements.

- Soil and rock geochemistry, geological mapping, scout rock sampling and gossan search, petrography		A$ 55,000
- Geophysical surveying to define disseminated and massive Ni-Cu-PGE sulphide accumulations; IP with ground EM infill programs as appropriate		A $ 74,000
- RC / Diamond / RAB drill testing of prospects		A $121,000
	TOTAL	A$ 250,000

Year 2; Rank targets for follow up, define extents and nature of mineralisation within most prospective prospects.

• Further mapping, geochemistry, geophysical surveys, RAB / RC and diamond drilling as appropriate, conditional on Year 1 results	TOTAL	A$360,000

Disinterested Shareholders will be asked to approve the following resolution:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Company be and is hereby authorized to enter into a formal agreement with Thundelarra Exploration Ltd. wherein the Company will farm-in on a total of 20 tenements be and is hereby approved and confirmed;

2. the consideration payable to Thundelarra Exploration Ltd. of 1,000,000 common shares, at the deemed price of $0.15 per share, be and is hereby approved;

3. the Company reserve for issuance an aggregate of 1,000,000 common shares of the Company at a deemed price of $0.15 per share in accordance with the above mentioned agreement;

4. the Company, upon receipt of approval of the TSX Venture Exchange of the agreements, the Company allot and issue, as fully paid and non-assessable, an aggregate of 1,000,000 common shares of the Company in accordance with the terms of the agreement at a deemed price of $0.15 per share and that any two directors be authorized to execute the necessary treasury order(s) as may be necessary to effect such issuances;

5. any one director or officer of the Company be and is hereby authorised to do all such acts, execute and deliver such further documents or instruments on behalf of the Company requested or required by any regulatory authority having jurisdiction over the Company including the TSX Venture Exchange; and

6. any amendments requested by the regulatory authorities to obtain approval of the agreement be and the same are hereby accepted and approved."

Approval of Future Financings

The Company may wish to raise additional working capital to provide for adequate funding for its ongoing business plans and for general corporate purposes. In order to do so, Management may wish to complete a private placement of its securities. The policies of the TSX Venture Exchange require the approval of shareholders of the Company to any private placement if:

(a) the number of private placement shares to be issued to any one placee, or to a group of placees who intend to vote their equity shares as a group, is equal to or greater than twenty percent (20%) of the number of the Company's equity shares outstanding:

(i) after giving effect to the issuance of the private placement shares; or
(ii) in the case of convertible securities, after including the equity shares which would be issued on conversion; or

(b) the issuance of the private placement shares or equity shares upon conversion may result in, or is part of a transaction involving, a change in the effective control of the Company or the creation of a control block.

Accordingly, in order to save the time and expense of convening a future general meeting and to provide the directors with sufficient flexibility in negotiating and/or concluding current or future financings, shareholders will be asked to ratify and approve, by ordinary resolution, the issuance of shares of the

Company from time to time which is equal to or in excess of twenty (20%) per cent of its issued capital, in accordance with the terms of any current or proposed future acquisitions, private placements, prospectus financings, shares for debt conversions, debenture conversions or other financings, at such prices, in such amounts and to such persons as may be determined by the directors of the Company and as are acceptable to the TSX Venture Exchange, and any possible change in the effective control of the Company resulting directly or indirectly from such financings and share issuances.

Completion of any proposed private placement by the Company will be subject to regulatory approval. Further, any securities to be issued from the Company's treasury will be subject to applicable hold periods as prescribed by the *Securities Act* and the Exchange.

Shareholders will be asked to approve the following resolution:

"BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

1. the Directors of the Company be authorized, in their sole discretion, to negotiate and conclude such negotiations for the sale by way of private placement in excess of 20% of the Company's then issued and outstanding share capital;

2. any possible change in the effective control of the Company resulting directly or indirectly from such financings and share issuances be and are hereby approved and confirmed; and

3. the allotment and issuance of securities of the Company to the purchasers of such securities pursuant to the aforementioned private placement, be approved, subject to any conditions or restrictions which may be imposed by the regulatory authorities on such securities.

Transition Application to Effect Transition of the Company under the *Business Corporations Act* (British Columbia)

The British Columbia *Business Corporations Act* (sometimes referred to herein as the "New Act") came into force on March 29, 2004. As a result, the British Columbia *Company Act* was repealed, and the Company became a "pre-existing company" subject to the provisions of the New Act and the "Pre-Existing Company Provisions" set forth in Table 3 to the British Columbia *Business Corporations Regulation*. A copy of the Pre-Existing Company Provisions may be viewed during normal business hours at the office of the Company's solicitors, Steven Sobolewski, Barrister & Solicitor, Suite 501, Terminal City Club Tower, 837 West Hastings Street, Vancouver, British Columbia.

Every pre-existing company is required to file a Transition Application containing a Notice of Articles with the British Columbia Registrar of Companies (the "Registrar"), as a result of which the Notice of Articles will be deemed to supersede and replace the company's Memorandum. A pre-existing company that fails to file a Transition Application containing a Notice of Articles no later than March 29, 2006 will be subject to dissolution. Further, a pre-existing company that has not transitioned itself under the New Act may not effect any changes to its Memorandum or Articles.

The New Act does not permit the Company to make any changes to its Charter as part of the filing of the Transition Application. The information contained in the Transition Application will reflect the current status of the Company at the time of its filing, including the mandatory application of the Pre-Existing Company Provisions.

In light of the foregoing, the shareholders will be asked to approve the following ordinary resolution to approve the transition of the Company under the New Act:

"BE IT RESOLVED THAT:

1. The Company be and is hereby authorized to file a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia);

2. The Notice of Articles, in addition to containing the other information required to be included therein under *Business Corporations Act* (British Columbia), shall provide that:

   (a) the authorized share structure shall consist of 510,000,000 shares, divided into:

      (i) 500,000,000 Common Shares without par value; and
      (ii) 10,000,000 Preference Shares without par value of which Ten Million (10,000,000) will be designated Series "A" Preferred Shares, having attached thereto special rights and restrictions.

   (b) the Pre-Existing Company Provisions set forth in Table 3 to the British Columbia *Business Corporations Regulation* shall apply;

3. The Company be and is hereby authorized to alter its Articles to the extent necessary to ensure compliance with section 438 (3) of the *Business Corporations Act* (British Columbia) by adding to the first page thereof the Company's incorporation number; and

4. Any one director or officer of the Company be and is hereby authorized to execute such documents and instruments, and to do such further acts, as may be necessary to give full effect to these resolutions."

Alterations to Corporate Charter

Once the Company has filed the Transition Application containing a Notice of Articles, it can amend its Charter to take advantage of certain provisions of the New Act that give greater flexibility to companies in terms of corporate governance. For example:

- a company may amend its articles to specify the level of shareholder approval required to pass a special resolution at a meeting of shareholders, provided the required level of approval is at least 2/3 and not more than 3/4 of the votes cast;
- a company may amend its authorized share structure to provide for an unlimited number of authorized shares; and
- a company may hold its own shares instead of returning them to treasury, and a subsidiary company may hold the shares of its parent company.

Removal of Pre-Existing Company Provisions

The Pre-Existing Company Provisions carry over certain requirements that the Company was subject to under the former *Company Act* (British Columbia). For example, they provide that the majority of votes required for a pre-existing company to pass a special resolution at a general meeting of shareholders is 3/4 of the votes cast on that resolution. In order to take full advantage of the flexibility offered by the New

Act, the Company's shareholders will be asked to adopt a special resolution authorizing the alteration of the Notice of Articles to remove the application of the Pre-Existing Company Provisions.

In light of the foregoing, the shareholders will be asked to consider and, if appropriate, approve the following as a special resolution requiring approval by at least 3/4 of the votes cast at the Meeting:

> "BE IT RESOLVED, as a special resolution, that, subject to the filing of a Transition Application containing a Notice of Articles as required by the *Business Corporations Act* (British Columbia):
>
> 1. The Pre-Existing Company Provisions set forth in Table 3 of the Regulations to the *Business Corporations Act* (British Columbia) (the "Pre-Existing Company Provisions") be removed and no longer apply to the Company;
> 2. Any one director or officer of the Company be and is hereby authorized and directed, for and on behalf and in the name of the Company, to execute and deliver the Notice of Alteration and any supporting documentation required for the purpose of giving effect to these resolutions; and
> 3. The removal of the Pre-Existing Company Provisions shall not take effect until the Notice of Alteration is filed with the Registrar of Companies."

Replacement of Corporate Articles

The Company proposes to amend its Charter to delete and cancel the existing Articles of the Company, and to replace them in their entirety with the proposed Articles attached as Schedule "B" hereto.

Section 8.2 of the proposed Articles provides that the level of shareholder approval required to pass a special resolution at a meeting of shareholders, shall be 2/3 of the votes cast rather than 3/4 of the votes cast. The shareholders will be asked to consider and, if appropriate, approve the following as a special resolution requiring approval by at least 3/4 of the votes cast at the Meeting:

> "BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT, subject to the filing of a Transition Application containing the Notice of Articles as required by the *Business Corporations Act* (British Columbia), and subject also to the filing of a Notice of Alteration removing the application of the Pre-Existing Company Provisions, the Articles of the Company be altered by deleting and canceling its existing Articles and creating and adopting the Articles set out in Schedule "B" as the Articles of the Company."

Acts and Deeds of Directors

Shareholders will be asked to confirm, ratify and approve all acts, deeds and things done by and the proceedings of the directors and officers of the Company on behalf of the Company during the preceding year.

Recommendation of the Company's Directors

The directors have reviewed and considered all facts respecting the foregoing matters that they have considered to be relevant to shareholders. It is the unanimous recommendation of the Company's directors that shareholders vote for passage of the foregoing resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information relating of ALDERSHOT RESOURCES LTD. is provided in the Company's comparative financial statements for the financial year ended January 31, 2004. Shareholders may contact the Company to request copies of financial statements at the following address:

Aldershot Resources Ltd.
Suite 1500
885 West Georgia Street
Vancouver, BC
V6C 3E8
Telephone: 604 682 6718
Fax: 604 682 6722

OTHER MATERIAL FACTS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgement of the persons voting by proxy.

CERTIFICATION

The undersigned hereby certifies that the contents and the sending of this Information Circular to the Company's shareholders have been approved by the Board of Directors. The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, on the 15th day of June, 2004.

BY ORDER OF THE BOARD
ALDERSHOT RESOURCES LTD.

JEREMY CADDY,
Chief Executive Officer, President and Director

SCHEDULE "A"

ALDERSHOT RESOURCES LTD.
#1500 - 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8
Telephone: 604-682-6718
Telecopier: 604-682-6722

NOTICE OF CHANGE OF AUDITOR

In compliance with National Policy No. 31 - Change of Auditor of a Reporting Issuer please be advised as follows:

1. The former auditor of Aldershot Resources Ltd. (the "Company"), Desai & Associates (the "former auditors"), has resigned on May 20, 2004. The Board of Directors and its Audit Committee have engaged Ernst & Young LLP, Chartered Accountants (the "successor auditors"), to audit the Company's financial statements for the year ending January 31, 2004 effective May 26, 2004.

2. There were no reservations in the Auditors' Reports for either of the Company's two most recently completed fiscal years nor for any period subsequent thereto for which an audit report was issued and preceding the date hereof.

3. The appointment of Ernst & Young LLP as the successor auditors was considered and approved by the Audit Committee and the Board of Directors of the Corporation.

4. In the opinion of the Audit Committee and the Board of Directors of the Corporation, there were no "Reportable Events" as defined in National Policy No. 31 of the Provincial Securities Administrators.

Please advise the Board of Directors in writing whether or not you agree with the information contained in this Notice, based on your knowledge of the affairs of the Corporation.

It is further requested that you address your response to the relevant securities administrators and the former/successor auditor (list of addresses attached as Schedule "B" hereto).

DATED at Vancouver, British Columbia this 25th day of May, 2004.

Yours sincerely
ALDERSHOT RESOURCES LTD

Signed: "J.Caddy"

JCC Caddy
President and CEO

DESAI & ASSOCIATES

May 25, 2004

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs / Mesdames:

Re: Notice of Change of Auditors dated May 20, 2004 with respect to ALDERSHOT RESOURCES LTD.

With respect to the above-noted Notice of Change of Auditors and pursuant to National Policy No. 31, we have read the Notice of Change of auditors for Aldershot Resources Ltd. and, based on our knowledge of the information at this date, we agree with its contents as it pertains to the former auditor.

Yours sincerely,
: signed

DESAI & ASSOCIATES

cc: The Board of Directors, Aldershot Resources Ltd.
Jeremy Caddy, Aldershot Resources Ltd.
Tom Whelan, Ernst & Young LLP

ERNST & YOUNG LLP

May 25, 2004

British Columbia Securities Commission

Dear Sirs / Mesdames:

Re: *Notice of Change of Auditors* dated May 20, 2004
ALDERSHOT RESOURCES LTD.

With respect to the above-noted Notice of Change of Auditors and pursuant to National Policy No. 31, we have read the Notice of Change of auditors for Aldershot Resources Ltd. and, based on our knowledge of the information at this date, we agree with its contents as it pertains to our firm.

Yours sincerely,
:signed

Ernst & Young LLP

cc: The Board of Directors, Aldershot Resources Ltd.
Jeremy Caddy, Aldershot Resources Ltd.
Desai & Associates

SCHEDULE "B"

Incorporation No. BC0332859

BUSINESS CORPORATIONS ACT

ARTICLES
OF
ALDERSHOT RESOURCES LTD.

TABLE OF CONTENTS

STEVEN SOBOLEWSKI
BARRISTER & SOLICITOR

Incorporation No. BC0332859

BUSINESS CORPORATIONS ACT

ARTICLES
OF
ALDERSHOT RESOURCES LTD.
(the "Company")

PART 1 – INTERPRETATION

1.1 Definitions

Without limiting Article 1.2, in these Articles, unless the context requires otherwise:

"adjourned meeting" means the meeting to which a meeting is adjourned under Article 8.7 or 8.11;

"board" and **"directors"** mean the directors or sole director of the Company for the time being;

"Business Corporations Act" means the *Business Corporations Act*, S.B.C. 2002, c.57, and includes its regulations;

"Interpretation Act" means the *Interpretation Act*, R.S.B.C. 1996, c. 238;

"trustee", in relation to a shareholder, means the personal or other legal representative of the shareholder, and includes a trustee in bankruptcy of the shareholder.

1.2 Business Corporations Act definitions apply

The definitions in the *Business Corporations Act* apply to these Articles.

1.3 Interpretation Act applies

The *Interpretation Act* applies to the interpretation of these Articles as if these Articles were an enactment.

1.4 Conflict in definitions

If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles.

STEVEN SOBOLEWSKI
BARRISTER & SOLICITOR

1.5 Conflict between Articles and legislation

If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

PART 2 – SHARES AND SHARE CERTIFICATES

2.1 Form of share certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

2.2 Right to share certificate

Each shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series of shares held by the shareholder.

2.3 Sending of share certificate

Any share certificate to which a shareholder is entitled may be sent to the shareholder by mail and neither the Company nor any agent is liable for any loss to the shareholder because the certificate sent is lost in the mail or stolen.

2.4 Replacement of worn out or defaced certificate

If the directors are satisfied that a share certificate is worn out or defaced, they must, on production to them of the certificate and on such other terms, if any, as they think fit,

(a) order the certificate to be cancelled, and

(b) issue a replacement share certificate.

2.5 Replacement of lost, stolen or destroyed certificate

If a share certificate is lost, stolen or destroyed, a replacement share certificate must be issued to the person entitled to that certificate if the directors receive

(a) proof satisfactory to them that the certificate is lost, stolen or destroyed, and

(b) any indemnity the directors consider adequate.

2.6 Splitting share certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name 2 or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate, so surrendered, the Company must cancel the surrendered certificate and issue replacement share certificates in accordance with that request.

STEVEN SOBOLEWSKI
BARRISTER & SOLICITOR

PART 3 – ISSUE OF SHARES

3.1 Directors authorized to issue shares

The directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

3.2 Company need not recognize unregistered interests

Except as required by law or these Articles, the Company need not recognize or provide for any person's interests in or rights to a share unless that person is the shareholder of the share.

PART 4 – SHARE TRANSFERS

4.1 Recording or registering transfer

A transfer of a share of the Company must not be recorded or registered

(a) unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or

(b) if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

4.2 Form of instrument of transfer

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

4.3 Signing of instrument of transfer

If a shareholder, or his or her duty authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer, or, if no number is specified, all the shares represented by share certificates deposited with the instrument of transfer,

(a) in the name of the person named as transferee in that instrument of transfer, or

(b) if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the share certificate is deposited for the purpose of having the transfer registered.

4.4 Enquiry as to title not required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares .

4.5 Transfer fee

There must be paid to the Company, in relation to the registration of any transfer, the amount determined by the directors.

PART 5 – ACQUISITION OF SHARES

5.1 Company authorized to purchase shares

Subject to the special rights and restrictions attached to any class or series of shares, the Company may, if it is authorized to do so by the directors, purchase or otherwise acquire any of its shares.

5.2 Company authorized to accept surrender of shares

The Company may, if it is authorized to do so by the directors, accept a surrender of any of its shares by way of gift or for cancellation.

5.3 Company authorized to convert fractional shares into whole shares

The Company may, if it is authorized to do so by the directors, convert any of its fractional shares into whole shares in accordance with, and subject to the limitations contained in, the *Business Corporations Act*.

PART 6 – BORROWING POWERS

6.1 *Powers of directors*

The directors may from time to time on behalf of the Company

(a) borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b) issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person,

(c) guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d) mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

PART 7 – GENERAL MEETINGS

7.1 Annual general meetings

Unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting.

7.2 When annual general meeting is deemed to have been held

If all of the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 7.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

7.3 Calling of shareholder meetings

The directors may, whenever they think fit, call a meeting of shareholders.

7.4 Notice for meetings of shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

7.5 Record date for notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(a) if and for so long as the Company is a public company, 21 days;

(b) otherwise, 10 days.

If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.6 Record date for voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is 5 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

7.7 Failure to give notice and waiver of notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

7.8 Notice of special business at meetings of shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 8.1, the notice of meeting must:

(a) state the general nature of the special business; and

(b) if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(i) at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(ii) during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

PART 8 – PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

8.1 Special business

At a meeting of shareholders, the following business is special business:

(a) at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(b) at an annual general meeting, all business is special business except for the following:

- (i) business relating to the conduct of or voting at the meeting;
- (ii) consideration of any financial statements of the Company presented to the meeting;
- (iii) consideration of any reports of the directors or auditor;
- (iv) the setting or changing of the number of directors;
- (v) the election or appointment of directors;
- (vi) the appointment of an auditor;
- (vii) the setting of the remuneration of an auditor;
- (viii) business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;
- (ix) any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

8.2 Special majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

8.3 Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting.

8.4 *One shareholder may constitute quorum*

If there is only one shareholder entitled to vote at a meeting of shareholders,

(a) the quorum is one person who is, or who represents by proxy, that shareholder, and

(b) that shareholder, present in person or by proxy, may constitute the meeting.

8.5 Other persons may attend

The directors, the president, if any, the secretary, if any, and any lawyer or auditor for the Company are entitled to attend any meeting of shareholders, but if any of those persons do attend a meeting of shareholders, that person is not to be counted in the quorum, and is not entitled to vote at the meeting, unless that person is a shareholder or proxy holder entitled to vote at the meeting.

8.6 *Requirement of quorum*

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote at the meeting is present at the commencement of the meeting.

8.7 Lack of quorum

If, within 1/2 hour from the time set for the holding of a meeting of shareholders, a quorum is not present,

(a) in the case of a general meeting convened by requisition of shareholders, the meeting is dissolved, and

(b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

8.8 Lack of quorum at succeeding meeting

If, at the meeting to which the first meeting referred to in Article 8.7 was adjourned, a quorum is not present within 1/2 hour from the time set for the holding of the meeting, the persons present and who are, or who represent by proxy, shareholders entitled to attend and vote at the meeting constitute a quorum.

8.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(a) the chair of the board, if any;

(b) if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any.

8.10 Alternate chair

At any meeting of shareholders, the directors present must choose one of their number to be chair of the meeting if: (a) there is no chair of the board or president present within 15 minutes after the time set for holding the meeting; (b) the chair of the board and the president are unwilling to act as chair of the meeting; or (c) if the chair of the board and the president have advised the secretary, if any, or any director present at the meeting, that they will not be present at the meeting. If, in any of the foregoing circumstances, all of the directors present decline to accept the position of chair or fail to choose one of their number to be chair of the meeting, or if no director is present, the shareholders present in person or by proxy must choose any person present at the meeting to chair the meeting.

8.11 Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any

adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

8.12 Notice of adjourned meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

8.13 Motion need not be seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

8.14 Manner of taking a poll

Subject to Article 8.15, if a poll is duly demanded at a meeting of shareholders,

(a) the poll must be taken

  (i) at the meeting, or within 7 days after the date of the meeting, as the chair of the meeting directs, and
  (ii) in the manner, at the time and at the place that the chair of the meeting directs,

(b) the result of the poll is deemed to be a resolution of, and passed at, the meeting at which the poll is demanded, and

(c) the demand for the poll may be withdrawn.

8.15 Demand for a poll on adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting,

8.16 Demand for a poll not to prevent continuation of meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

8.17 Poll not available in respect of election of chair

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

8.18 Casting of votes on poll

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

8.19 Chair must resolve dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the same, and his or her determination made in good faith is final and conclusive.

8.20 Chair has second vote

In case of an equality of votes, the chair of a meeting of shareholders will, either on a show of hands or on a poll, have a casting or second vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

8.21 Declaration of result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting.

8.22 Meetings by telephone or other communications medium

A shareholder or proxy holder who is entitled to participate in a meeting of shareholders may do so in person, or by telephone or other communications medium, if all shareholders and proxy holders participating in the meeting are able to communicate with each other; provided, however, that nothing in this Section shall obligate the Company to take any action or provide any facility to permit or facilitate the use of any communications medium at a meeting of shareholders. If one or more shareholders or proxy holders participate in a meeting a shareholders in a manner contemplated by this Section,

(a) each such shareholder or proxy holder shall be deemed to be present at the meeting, and

(b) the meeting shall be deemed to be held at the location specified in the notice of the meeting.

PART 9 – VOTES OF SHAREHOLDERS

9.1 Voting rights

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint registered holders of shares under Article 9.3,

(a) on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote at the meeting has one vote, and

(b) on a poll, every shareholder entitled to vote has one vote in respect of each share held by that shareholder that carries the right to vote on that poll and may exercise that vote either in person or by proxy.

9.2 Trustee of shareholder may vote

A person who is not a shareholder may vote on a resolution at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting in relation to that resolution, if, before doing so, the person satisfies the chair of the meeting at which the resolution is to be considered, or satisfies all of the directors present at the meeting, that the person is a trustee for a shareholder who is entitled to vote on the resolution.

9.3 Votes by joint shareholders

If there are joint shareholders registered in respect of any share,

(a) any one of the joint shareholders, but not both or all, may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it, or

(b) if more than one of the joint shareholders is present at any meeting, personally or by proxy, the joint shareholder present whose name stands first on the central securities register in respect of the share is alone entitled to vote in respect of that share.

9.4 Trustees as joint shareholders

Two or more trustees of a shareholder in whose sole name any share is registered are, for the purposes of Article 9.3, deemed to be joint shareholders.

9.5 Representative of a corporate shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and,

(a) for that purpose, the instrument appointing a representative must

(i) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least 2 business days before the day set for the holding of the meeting, or

(ii) be provided, at the meeting, to the chair of the meeting, and

(b) if a representative is appointed under this Article 9.5,

(i) the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder, and

(ii) the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

9.6 When proxy provisions do not apply

Articles 9.7 to 9.13 do not apply to the Company if and for so long as it is a public company.

9.7 Appointment of proxy holder

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint a proxy holder to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy.

9.8 Alternate proxy holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxyholder.

9.9 When proxy holder need not be shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if

(a) the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 9.5,

(b) the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting, or

(c) the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

9.10 Form of proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:

(Name of Company)

The undersigned, being a shareholder of the above named Company, hereby appoints .... or, failing that person, ..., as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders to be held on the day of and at any adjournment of that meeting.

Signed this .... day of ...., ...

....
Signature of shareholder

9.11 Provision of proxies

A proxy for a meeting of shareholders must

(a) be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, 2 business days, before the day set for the holding of the meeting, or

(b) unless the notice provides otherwise, be provided at the meeting to the chair of the meeting.

9.12 Revocation of proxies

Subject to Article 9.13, every proxy may be revoked by an instrument in writing that is

(a) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) provided at the meeting to the chair of the meeting.

9.13 Revocation of proxies must be signed

An instrument referred to in Article 9.12 must be signed as follows:

(a) if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her trustee;

(b) if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 9.5.

9.14 Validity of proxy votes

A vote given in accordance with the terms of a proxy is valid despite the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the

authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received

(a) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used, or

(b) by the chair of the meeting, before the vote is taken.

9.15 Production of evidence of authority to vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

PART 10 – DIRECTORS

10.1 Number of directors

The number of directors, excluding additional directors appointed under Article 11.8, is set at:

(a) if the Company is a public company, the greater of three and the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 11.4;

(b) if the Company is not a public company, the number most recently established:

(i) by ordinary resolution (whether or not previous notice of the resolution was given); and

(ii) under Article 11.4.

10.2 Change in number of directors

If the number of directors is set under Articles 10.1(a)(i) or 10.1(b)(i):

(a) the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(b) if, contemporaneously with setting that number, the shareholders do not elect or appoint the directors needed to fill vacancies in the board of directors up to that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

10.3 Directors' acts valid despite vacancy

An act or proceeding of the directors is not invalid merely because fewer directors have been appointed or elected than the number of directors set or otherwise required under these Articles.

10.4 Qualifications of directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

10.5 Remuneration of directors

The directors are entitled to the remuneration, if any, for acting as directors as the directors may from time to time determine. If the directors so decide, the remuneration of the directors will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to a director in such director's capacity as an officer or employee of the Company.

10.6 Reimbursement of expenses of directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

10.7 Special remuneration for directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

10.8 Gratuity, pension or allowance on retirement of director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

PART 11 – ELECTION AND REMOVAL OF DIRECTORS

11.1 Election at annual general meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 7.2:

(a) the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors

consisting of the number of directors for the time being set under these Articles; and

(b) all the directors cease to hold office immediately before the election or appointment of directors under paragraph (a), but are eligible for re-election or re-appointment.

11.2 Consent to be a director

No election, appointment or designation of an individual as a director is valid unless:

(a) that individual consents to be a director in the manner provided for in the *Business Corporations Act*; or

(b) that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director.

11.3 Failure to elect or appoint directors

If:

(a) the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 7.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(b) the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 7.2, to elect or appoint any directors; then each director in office at such time continues to hold office until the earlier of:

(c) the date on which his or her successor is elected or appointed; and

(d) the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

11.4 Places of retiring directors not filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to fill the vacancies in the number of directors set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

11.5 Directors may fill casual vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors.

11.6 Remaining directors' power to act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or for the purpose of summoning a meeting of shareholders to fill any vacancies on the board of directors or for any other purpose permitted by the *Business Corporations Act*.

11.7 Shareholders may fill vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

11.8 Additional directors

Notwithstanding Articles 10.1 and 10.2, between annual general meetings or unanimous resolutions contemplated by Article 7.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 11.8 must not at any time exceed:

(a) one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(b) in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 11.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 11.1(a), but is eligible for re-election or re-appointment.

11.9 Ceasing to be a director

A director ceases to be a director when:

(a) the term of office of the director expires;

(b) the director dies;

(c) the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(d) the director is removed from office pursuant to Articles 11.10 or 11.11.

11.10 Removal of director by shareholders

The Shareholders may, by special resolution, remove any director before the expiration of his or her term of office, and may, by ordinary resolution, elect or appoint a director to fill the resulting vacancy. If the shareholders do not contemporaneously elect or appoint a director to fill the

vacancy created by the removal of a director, then the directors may appoint, or the shareholders may elect or appoint by ordinary resolution, a director to fill that vacancy.

11.11 Removal of director by directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceases to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

PART 12 – PROCEEDINGS OF DIRECTORS

12.1 Meetings of directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the board held at regular intervals may be held at the place, at the time and on the notice, if any, that the board may by resolution from time to time determine.

12.2 Chair of meetings

Meetings of directors are to be chaired by:

(a) the chair of the board, if any,

(b) in the absence of the chair of the board, the president, if any, if the president is a director, or

(c) any other director chosen by the directors if

(i) neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting,
(ii) neither the chair of the board nor the president, if a director, is willing to chair the meeting, or
(iii) the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that they will not be present at the meeting.

12.3 Voting at meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting does not have a second or casting vote.

12.4 Meetings by telephone or other communications medium

A director may participate in a meeting of the directors or of any committee of the directors in person, or by telephone or other communications medium, if all directors participating in the meeting are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone

if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 12.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

12.5 Who may call extraordinary meetings

A director may call a meeting of the board at any time. The secretary, if any, must on request of a director, call a meeting of the board.

12.6 Notice of extraordinary meetings

Subject to Articles 12.7 and 12.8, if a meeting of the board is called under Article 12.4, reasonable notice of that meeting, specifying the place, date and time of that meeting, must be given to each of the directors

(a) by mail addressed to the director's address as it appears on the books of the Company or to any other address provided to the Company by the director for this purpose,

(b) by leaving it at the director's prescribed address or at any other address provided to the Company by the director for this purpose, or

(c) orally, by delivery of written notice or by telephone, voice mail, e-mail, fax or any other method of legibly transmitting messages.

12.7 When notice not required

It is not necessary to give notice of a meeting of the directors to a director if

(a) the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed or is the meeting of the directors at which that director is appointed, or

(b) the director has filed a waiver under Article 12.9.

12.8 Meeting valid despite failure to give notice

The accidental omission to give notice of any meeting of directors to any director, or the non-receipt of any notice by any director, does not invalidate any proceedings at that meeting.

12.9 Waiver of notice of meetings

Any director may file with the Company a document signed by the director waiving notice of any past, present or future meeting of the directors and may at any time withdraw that waiver with respect to meetings of the directors held after that withdrawal.

12.10 Effect of waiver

After a director files a waiver under Article 12.9 with respect to future meetings of the directors, and until that waiver is withdrawn, notice of any meeting of the directors need not be given to that director unless the director otherwise requires in writing to the Company.

12.11 Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is a majority of the directors.

12.12 If only one director

If there is only one director, the quorum necessary for the transaction of the business of the directors is one director, and that director may constitute a meeting.

PART 13 – COMMITTEES OF DIRECTORS

13.1 Appointment of committees

The directors may, by resolution,

(a) appoint one or more committees consisting of the director or directors that they consider appropriate,

(b) delegate to a committee appointed under paragraph (a) any of the directors' powers, except

(i) the power to fill vacancies in the board,

(ii) the power to change the membership of, or fill vacancies in, any committee of the board, and

(iii) the power to appoint or remove officers appointed by the board, and

(c) make any delegation referred to in paragraph (b) subject to the conditions set out in the resolution.

13.2 Obligations of committee

Any committee formed under Article 13.1, in the exercise of the powers delegated to it, must

(a) conform to any rules that may from time to time be imposed on it by the directors; and

(b) report every act or thing done in exercise of those powers to the earliest meeting of the directors to be held after the act or thing has been done.

13.3 Powers of board

The board may, at any time,

(a) revoke the authority given to a committee, or override a decision made by a committee, except as to acts done before such revocation or overriding,

(b) terminate the appointment of, or change the membership of, a committee, and

(c) fill vacancies in a committee,

13.4 Committee meetings

Subject to Article 13.2(a),

(a) the members of a directors' committee may meet and adjourn as they think proper,

(b) a directors' committee may elect a chair of its meetings but, if no chair of the meeting is elected, or if at any meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting,

(c) a majority of the members of a directors' committee constitutes a quorum of the committee, and

(d) questions arising at any meeting of a directors' committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting has no second or casting vote.

PART 14 – OFFICERS

14.1 Appointment of officers

The board may, from time to time, appoint a president, secretary or any other officers that it considers necessary, and none of the individuals appointed as officers need be a member of the board.

14.2 Functions, duties and powers of officers

The board may, for each officer,

(a) determine the functions and duties the officer is to perform,

(b) entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit, and

(c) from time to time revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

14.3 Remuneration

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the board thinks fit and are subject to termination at the pleasure of the board.

PART 15 – CERTAIN PERMITTED ACTIVITIES OF DIRECTORS

15.1 Other office of director

A director may hold any office or place of profit with the Company (other than the office of auditor of the Company) in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

15.2 No disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise.

15.3 Professional services by director or officer

Subject to compliance with the provisions of the *Business Corporations Act*, a director or officer of the Company, or any corporation or firm in which that individual has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such corporation or firm is entitled to remuneration for professional services as if that individual were not a director or officer.

15.4 Remuneration and benefits received from certain entities

A director or officer may be or become a director, officer or employee of, or may otherwise be or become interested in, any corporation, firm or entity in which the Company may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other corporation, firm or entity.

PART 16 – INDEMNIFICATION

16.1 Indemnification of directors

The directors must cause the Company to indemnify its directors and former directors, and their respective heirs and personal or other legal representatives to the greatest extent permitted by Division 5 of Part 5 of the *Business Corporations Act*.

16.2 Deemed contract

Each director is deemed to have contracted with the Company on the terms of the indemnity referred to in Article 16.1.

PART 17 – AUDITOR

17.1 Remuneration of an auditor

The directors may set the remuneration of the auditor of the Company.

17.2 Waiver of appointment of an auditor

The Company shall not be required to appoint an auditor if all of the shareholders of the Company, whether or not their shares otherwise carry the right to vote, resolve by a unanimous resolution to waive the appointment of an auditor. Such waiver may be given before, on or after the date on which an auditor is required to be appointed under the *Business Corporations Act*, and is effective for one financial year only.

PART 18 – DIVIDENDS

18.1 Declaration of dividends

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

18.2 No notice required

The directors need not give notice to any shareholder of any declaration under Article 18.1.

18.3 Directors may determine when dividend payable

Any dividend declared by the directors may be made payable on such date as is fixed by the directors.

18.4 Dividends to be paid in accordance with number of shares

Subject to the rights of shareholders, if any, holding shares with special rights as to dividends, all dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

18.5 Manner of paying dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of paid up shares or fractional shares, bonds, debentures or other debt obligations of the Company, or in any one or more of those ways, and, if any difficulty arises

in regard to the distribution, the directors may settle the difficulty as they consider expedient, and, in particular, may set the value for distribution of specific assets.

18.6 Dividend bears no interest

No dividend bears interest against the Company.

18.7 Fractional dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

18.8 Payment of dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed

(a) subject to paragraphs (b) and (c), to the address of the shareholder,

(b) subject to paragraph (c), in the case of joint shareholders, to the address of the joint shareholder whose name stands first on the central securities register in respect of the shares, or

(c) to the person and to the address as the shareholder or joint shareholders may direct in writing.

18.9 Receipt by joint shareholders

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

PART 19 – ACCOUNTING RECORDS

19.1 Recording of financial affairs

The board must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the provisions of the *Business Corporations Act*.

PART 20 – EXECUTION OF INSTRUMENTS UNDER SEAL

20.1 Who may attest seal

The Company's seal, if any, must not be impressed on any record except when that impression is attested by the signature or signatures of

(a) any 2 directors,

(b) any officer, together with any director,

(c) if the Company has only one director, that director, or

(d) any one or more directors or officers or persons as may be determined by resolution of the directors.

20.2 Sealing copies

For the purpose of certifying under seal a true copy of any resolution or other document, the seal must be impressed on that copy and, despite Article 20.1, may be attested by the signature of any director or officer.

PART 21 – NOTICES

21.1 Method of giving notice

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(a) mail addressed to the person at the applicable address for that person as follows:

(i) for a record mailed to a shareholder, the shareholder's registered address;
(ii) for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;
(iii) in any other case, the mailing address of the intended recipient;

(b) delivery at the applicable address for that person as follows, addressed to the person:

(i) for a record delivered to a shareholder, the shareholder's registered address;
(ii) for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;
(iii) in any other case, the delivery address of the intended recipient;

(c) sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(d) sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(e) physical delivery to the intended recipient.

21.2 Deemed receipt of mailing

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 21.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

21.3 Certificate of sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 21.1, prepaid and mailed or otherwise sent as permitted by Article 21.1 is conclusive evidence of that fact.

21.4 Notice to joint shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

21.5 Notice to trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(a) mailing the record, addressed to them:

(i) by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and
(ii) at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(b) if an address referred to in Article 21.5(a)(ii) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

PART 22 – SPECIAL RIGHTS AND RESTRICTIONS ATTACHED TO THE CONVERTIBLE SERIES "A" PREFERRED SHARES

22.1 Designation

Pursuant to the Business Corporations Act, there is hereby created a series of shares to be hereinafter designated "Series "A" Preferred Shares". The series shall reserve an aggregate of Ten Million (10,000,000) shares for issuance.

22.2 Priority on Wind Up

In the even of the liquidation, dissolution or winding-up or other distribution of assets of the Company, the holders of the Series "A" Preferred Shares shall be entitled to receive out of the assets and property of the Company, before any amount is paid or any property or assets of the Company distributed to the holders of any Common Shares or shares of any other class ranking junior to the Series "A" Preferred Shares, their respective declared but unpaid dividends together with their respective Redemption Amount (as defined below). After payment of the holders of the Series "A" Preferred Shares as aforesaid, they shall not be entitled to share in any further distribution of the property or assets of the Company.

22.3 Dividends

The holders of the Series "A" Preferred Shares shall be entitled to receive when and as declared by the Directors of the Company out of the monies of the Company properly applicable to the payment of dividends, cash dividends at the rate of 10% per annum, which dividends are payable as and when determined by the Directors of the Company. Such dividends shall be cumulative whether or not profits have been earned by the Company and if in each fiscal year the Directors in their discretion shall not declare the said dividends or any part thereof on the Series "A" Preferred Shares, then such right of the holders of the Series "A" Preferred Shares shall continue to each subsequent year until extinguished. The Directors shall not declare a dividend in respect of the Common Shares or any other class of shares ranking junior to the Series "A" Preferred Shares until such time as all outstanding Series "A" Preferred Shares have been redeemed or converted to Common Shares. In addition, the dividends may, in whole or in part, be convertible into Common Shares of the Company, at the discretion of the board of directors of the Company.

22.4 Redemption

(a) Subject to the Business Corporations Act the Company may at any time purchase, all, but not less than all, of the Series "A" Preferred Shares at the price of $1.00 per share (the "Redemption Price"). At such time the Company shall also pay outstanding dividends owing on the Series "A" Preferred Shares, whether declared or undeclared.

(b) In case of redemption of the Series "A" Preferred Shares pursuant to paragraph 27.4(a) hereof, the Company shall, at least fifteen (15) days before the date specified for redemption, mail to each registered holder of the Series "A" Preferred Shares a notice in writing of the intention of the Company to redeem such Series "A" Preferred Shares; such notice shall set out the date upon which redemption is to take place; on or after the date so specified for redemption, the Company shall cause the Redemption Price to be paid to the registered holders of the Series "A" Preferred Shares on presentation and surrender at the head office of the Company or any other place designated in such notice, of the certificates representing the Series "A" Preferred Shares called for redemption and such Series "A" Preferred Shares shall thereupon be redeemed; from and after the date specified in any such notice, the holders of the Series "A" Preferred Shares shall not be entitled to exercise any of the rights of members in respect thereof unless payment of the Redemption Price shall not be made upon presentation of the certificates in accordance with the foregoing provisions, in which case the rights of the holders will remain unaffected.

(c) Subject to the *Business Corporations Act*, by the close of business on the last business day following the day which is forty eight months following the issuance of the Series "A" Preferred Shares, the Company shall redeem, for the Redemption Amount, any Series "A" Preferred Shares which remain outstanding. At such time the Company shall also pay outstanding dividends owing on the Series "A" Preferred Shares, whether declared or undeclared.

22.5 Conversion

Provided that the Series "A" Preferred Shares have not been redeemed pursuant to section 27.4 herein the holders of the Series "A" Preferred Shares shall have the right, as hereinafter provided, to convert the Series "A" Preferred Shares into Common Shares on a one (1) for four (4) basis, on the following terms:

(i) twelve (12) months from issuance of the Series "A" Preferred Shares the holder may convert 25% and 25% each twelve (12) months thereafter.

The conversion rights herein provided for may be exercised by notice in writing given to the Company at its head office accompanied by the certificate or certificates representing all but not less than all of the Series "A" Preferred Shares; such notice shall be signed by the person or persons registered on the books of the Company as the holder of the Series "A" Preferred Shares; upon the Company receiving such notice the Company shall issued certificates for Common Shares at the rate hereinbefore provided to the registered holder of the Series "A" Preferred Shares or in such name or names as such registered holder may direct in writing. In the event of any subdivision, consolidation or reclassification of the Common Shares while any of the Series "A" Preferred Shares are outstanding, into a greater number, lesser number or a different class or classes of shares, the holder of any Series "A" Preferred Shares exercising the conversion right attaching thereto at any time after such subdivision, consolidation or reclassification shall be entitled to such additional number, lesser number or different class or classes of shares as would have resulted from such subdivision, consolidation or reclassification if the right of conversion had been exercised prior to the date of such subdivision, consolidation or reclassification.

All shares resulting from any conversion of Series "A" Preferred Shares into Common Shares shall be fully paid and non-assessable; nothing herein contained shall affect or restrict the right of the Company to increase the number of its Common Shares in accordance wit the provisions of the *Business Corporations Act* and to issue such shares from time to time.

22.6 Voting Rights

The holders of the Series "A" Preferred Shares shall have the right to attend any general meeting of the Company, however they shall not be entitled to vote at any such meeting.

BCSC British Columbia Securities Commission

YEAR END REPORT
BC FORM 51-901F

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS				
NAME OF ISSUER: ALDERSHOT RESOURCES LTD.			FOR QUARTER ENDED: 04 01 31	DATE OF REPORT (Y M D): 04 06 11
ISSUER ADDRESS: 1500 - 885 WEST GEORGIA STREET				
CITY: VANCOUVER	PROVINCE: BC	POSTAL CODE: V6C 3E8	ISSUER FAX NO.: 604-682-6722	ISSUER TELEPHONE NO.: 604-682-6718
CONTACT PERSON: JEREMY CADDY		CONTACT'S POSITION: PRESIDENT and CEO		CONTACT TELEPHONE NO.: 604-682-6718
CONTACT EMAIL ADDRESS: jcaddy@aldershotresources.com		WEB SITE ADDRESS: www.aldershotresources.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (Y M D)
[signature]	JEREMY CADDY	04 06 17
[signature]	IAN ADAM	04 06 17

FIN51-901F Rev.2000/12/19

Consolidated Financial Statements

Aldershot Resources Ltd.

(Expressed in Canadian dollars)

January 31, 2004

AUDITORS' REPORT

To the Shareholders of
Aldershot Resources Ltd.

We have audited the consolidated balance sheet of **Aldershot Resources Ltd.** as at January 31, 2004 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at January 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at January 31, 2003 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated May 6, 2003.

Vancouver, Canada,
June 11, 2004.

Ernst + Young LLP
Chartered Accountants

Aldershot Resources Ltd.

CONSOLIDATED BALANCE SHEETS

As at January 31

	2004 $	2003 $
ASSETS		
Current		
Cash	**109,388**	87,579
Short-term investments *[note 4]*	**300,000**	—
Accounts receivable	**34,551**	1,206
Prepaid expenses	**15,879**	2,733
Total current assets	**459,818**	91,519
Equipment *[note 5]*	**1,841**	721
Resource properties *[note 6]*	**119,632**	119,632
Deferred exploration expenditures	**—**	46,200
	581,291	258,072
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**31,463**	24,411
Due to related parties *[note 8]*	**52,865**	—
Total current liabilities	**84,328**	24,411
Commitments *[note 11]*		
Shareholders' equity		
Capital stock *[note 7]*		
Authorized		
10,000,000 Series "A" cumulative, redeemable, convertible preferred shares with a par value of $1.00		
Issued: 744,932 [2003 - 744,932]	**744,932**	744,932
500,000,000 common shares without par value		
Issued: 11,684,897 [2003 - 6,469,897]	**2,643,150**	2,046,014
Deficit	**(2,891,119)**	(2,557,286)
Total shareholders' equity	**496,963**	233,661
	581,291	258,072

See accompanying notes

On behalf of the Board:

Director

Director

Aldershot Resources Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended January 31

	2004 $	2003 $
EXPENSES		
Exploration costs *[notes 6 and 8[d]]*	55,220	—
Amortization	333	214
Bank charges	335	167
Consulting	58,750	—
Finders' fee	500	1,900
Foreign exchange	1,190	4,838
Interest	—	24,774
Investor relations	17,980	—
Management fees *[note 8(a)]*	30,000	30,000
Professional fees	61,456	41,022
Regulatory, and trust company fees	15,512	15,309
Office, rent, secretarial and administration	19,070	2,842
Shareholder information	8,814	7,944
Travel and related	18,473	14,606
Loss before other items	(287,633)	(143,616)
Other items		
Gain on settlement of debt *[note 7[b]]*	—	91,692
	—	91,692
Loss for the year	(287,633)	(51,924)
Deficit, beginning of year	(2,557,286)	(2,505,362)
Cumulative effect of change in accounting policy *[note 3]*	(46,200)	—
Deficit, end of year	(2,891,119)	(2,557,286)
Basic and diluted loss per share	(0.05)	(0.02)
Weighted average number of shares outstanding	7,212,185	4,450,609

See accompanying notes

Aldershot Resources Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended January 31

	2004 $	2003 $
OPERATING ACTIVITIES		
Loss for the year	(287,633)	(51,924)
Items not affecting cash:		
Amortization	333	214
Gain (loss) on settlement of debt	—	(91,692)
Changes in non-cash working capital items:		
Accounts receivable	(33,345)	3,090
Prepaid expenses	(13,146)	3,167
Accounts payable and accrued liabilities	7,052	(21,888)
Cash used in operating activities	(326,739)	(159,033)
FINANCING ACTIVITIES		
Due to related parties	52,865	—
Long-term liabilities	—	3,112
Share issue costs	(105,114)	—
Proceeds from issuance of capital stock	702,250	295,200
Cash provided by financing activities	650,001	298,312
INVESTING ACTIVITIES		
Acquisition of equipment	(1,453)	—
Resource property expenditures	—	(130,956)
Short-term investments	(300,000)	—
Cash used in investing activities	(301,453)	(130,956)
Increase in cash position during the year	21,809	8,323
Cash position, beginning of year	87,579	79,256
Cash position, end of year	109,388	87,579
Cash paid during the year for interest	—	—
Cash paid during the year for income taxes	—	—

See accompanying notes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2004

1. NATURE AND CONTINUANCE OF OPERATIONS

Aldershot Resources Ltd. (the "Company"), which commenced operations on October 4, 1996, is engaged in the acquisition, exploration and development of precious gem and metal properties. These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a *going concern with the assumption* that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive additional financial support, complete public equity financing, or generate profitable operations in the future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the financial statements of the Company, which is *the accounting subsidiary and its accounting parent*, Can-Dore Diamond Mining Corporation (Can-Dore"). Significant intercompany transactions have been eliminated on consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the *reported* amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, and all highly liquid debt instruments purchased with a maturity of three months or less.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Short-term investments

Short-term investments, which consist of financial instruments purchased with an original maturity of greater than three months and less than one year, are recorded at the lower of cost and market.

Exploration and development costs

During the year ended January 31, 2004, the Company has changed its accounting policy [see note 3[a]] to charge exploration costs against earnings as incurred. For the year ended January 31, 2003 the Company accounted for its mineral properties whereby all direct costs, net of pre-production revenue, relative to the acquisition of exploration for and development of these properties are capitalized.

When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop the mine on the property prior to the start of the mining operations are capitalized. Capitalized amounts may be *written down if future* undiscounted cash flows, including potential sales proceeds, related to a mineral property are estimated to be less than the carrying value of the property.

Resource properties

Mineral property acquisition costs are *capitalized until the viability of the mineral interest* is determined. Capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property *are estimated to be less than the carrying* value of the property. Management of the Company reviews the carrying value of each mineral property interest periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of each property would be recorded to the extent the carrying value of the investment exceeds the estimated future net cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Equipment

Capital assets are recorded at cost less accumulated amortization. Amortization is recorded on a declining balance basis at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%

Stock-based compensation

Prior to the year beginning February 1, 2003, the Company did not recognize any stock-based compensation expense. Rather, the Company provided pro-forma disclosure setting forth compensation expense determined as if the fair value method had been used. Effective February 1, 2003, the Company adopted the fair value accounting provisions of CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870") for all stock-based compensation granted after February 1, 2003. Under this method, the fair value of the stock options at the date of grant is recognized as a charge to the Consolidated Statement of Operations and Deficit and is amortized over the vesting period with the offsetting credit to contributed surplus. No options were granted in the year ending January 31, 2004.

Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse..

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For loss per share the dilutive effect has not been computed as it proved to be anti-dilutive.

Loss per share is calculated using the weighted-average number of shares outstanding during the year. In determining the income available to common shareholders, undeclared dividends on the cumulative preferred shares are deducted from income.

3. CHANGE IN ACCOUNTING POLICY

[a] Exploration costs

Effective February 1, 2003, the Company has changed its accounting policy for exploration costs. Under its new accounting policy, it must be probable that exploration expenditures will be recovered from future operations in order to be capitalized and that acquisition costs of mineral properties should be written off upon determination that the costs will not be recovered from future operations. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise. As provided by Accounting Guideline 11, Enterprises in the Development Stage ("AcG 11"), the Company has accounted for this change in accounting policy on a retroactive basis without restatement of prior years. The impact of the adoption of AcG-11 was to reduce deferred exploration and development costs by $46,200 and increase the opening deficit by $46,200.

[b] Stock-based compensation

As described in note 2, effective February 1, 2003, the Company prospectively early adopted CICA 3870, which requires fair value accounting for all stock options issued during the year. Prior to the adoption of the new accounting standard, the Corporation did not record the fair value of stock options issued, rather, it provided pro-forma disclosure of the effect of applying the fair value based method to stock options issued to directors, officers and employees.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2004

4. SHORT-TERM INVESTMENTS

In November 2003, the Company invested cash in a term deposit in the amount of $300,000, maturing November 25, 2004, earning interest at the rate of 2.05% per annum.

5. EQUIPMENT

	2004			2003		
	Cost $	Accumulated Amortization $	Net Book Value $	Cost $	Accumulated Amortization $	Net Book Value $
Furniture and equipment	5,994	4,285	1,709	4,541	4,009	532
Computer equipment	1,860	1,728	132	1,860	1,671	189
	7,854	6,013	1,841	6,401	5,680	721

6. RESOURCE PROPERTIES

The Company has entered into agreements to acquire interests in resource properties and has capitalized the related costs as follows:

	2004 $	2003 $
Terre de Oro Mining Property, Chile	33,479	33,479
Ripplesea Joint Venture, Western Australia	86,153	86,153
Field's Find Gold Property, Western Australia	—	—
	119,632	119,632

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2004

6. RESOURCE PROPERTIES (cont'd.)

Terre de Oro Mining Property - Chile

On March 18, 2003, the Company entered into an Option Agreement with International PBX Ventures Ltd. and its wholly owned Chilean subsidiary, Minera IPBX Ltda. ("International PBX"), which Option Agreement replaces and supersedes a Memorandum of Understanding dated November 28, 2000, as amended on February 28, 2001, May 31, 2001, October 4, 2001 and February 22, 2002. Pursuant to the terms of the Option Agreement, International PBX granted to the Company the sole and exclusive right and irrevocable option to acquire up to a 70% interest in five copper and gold mining concessions covering 1,000 hectares of land in Chile, which are known as the Lomitas and Cortez prospects.

Subsequently, the Company and International PBX have added to the Chile Concessions exploration concessions covering approximately 2,000 hectares.

Pursuant to the terms of the Option Agreement, as consideration for the Chile Concessions, the Company agreed with to International PBX to the following conditions:

[a] The aggregate amount of US$290,000, of which US$15,000 (CdnS23,479) was paid in prior years, and the balance is payable as follows: in order to acquire a 40% interest, the Company must pay US$25,000 on or before December 31, 2004; in order to acquire an additional 11% interest, the Company must pay US$50,000 on or before December 31, 2005; and in order to acquire the remaining 19% interest, the Company must pay the balance of US$200,000 on or before December 31, 2006.

[b] The issuance of an aggregate of 400,000 Common Shares in the capital stock of the Company, of which 100,000 Common Shares were issued on October 21, 2002, with the balance to be issued as follows: in order to acquire a 40% interest, the Company must issue an additional 100,000 Common Shares on or before December 31, 2004; in order to acquire an additional 11% interest, the Company must issue an additional 100,000 Common Shares on or before December 31, 2005; and, in order to acquire the remaining 19% interest, the Company must issue the balance of 100,000 Common Shares on or before December 31, 2006.

[c] Incur expenditures up to a maximum aggregate amount of US$1,180,000 for the development of the concessions as follows: in order to acquire a 40% interest, US$80,000 on or before December 31, 2004, in order to acquire an additional 11% interest, an additional US$200,000 on or before December 31, 2005; and, in order to acquire the remaining 19% interest, an additional US$300,000 before December 31, 2006 and a further US$600,000 on or before December 31, 2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2004

6. RESOURCE PROPERTIES (cont'd.)

The Chile Concessions are registered in the name of Minera IPBX Limitada, a wholly owned Chilean subsidiary of International PBX.

The principals of International PBX are at arm's length to the Company.

Ripplesea Joint Venture - Western Australia

On December 6, 2002, the Company entered into a letter of intent with Ripplesea Pty Ltd of Perth, Western Australia, in respect of seven exploration licences in the East Kimberley region of Western Australia (E80/2924-2930). The tenements cover approximately 900 square kilometres and are prospective for orthomagmatic nickel-copper-platinum group element (Ni-Cu-PGE) mineralization and epigenetic gold mineralization within Proterozoic rocks of the Halls Creek Orogen or the HCO.

Pursuant to a Letter of Agreement dated December 6, 2002, the Company acquired from Ripplesea Pty Ltd. (the holding company of Orbital Research Exploration Pty Ltd.) of Perth, Western Australia, a 50% interest in seven exploration licences in the East Kimberley region of Western Australia, in consideration for AUD$100,000 (Cdn$86,153). The Company also has the right to earn an additional 25% interest, for a total 75%, if the Company funds all exploration, as per the requirements of the Western Australian Mining Act; and undertakes all exploration, reporting and related requirements, up to and including the completion of a bankable feasibility study.

Ripplesea Pty Ltd. is at arm's length to the Company.

Field's Finds Gold Property, Western Australia

The Company entered into a Letter of Agreement on December 24, 2004 with Thundelarra Exploration Ltd. ("Thundelarra") covering its Field's Find gold property in South Murchison, Western Australia.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2004

6. RESOURCE PROPERTIES (cont'd.)

Under the terms of the Letter of Agreement, the Company will be entitled to earn up to 60% in the 19 tenements wholly owned by Thundelarra by the expenditure of AUD$600,000 over a period of three years. As reimbursement for Thundelarra's previous expenditures on the said tenements 1,000,000 common shares in the capital of the Company will be issued to Thundelarra. In connection with this agreement with Thundelarra, the Company has negotiated a private placement of 2,000,000 Units at $0.17 per Unit. Each Unit is comprised of one common share and a non-transferable share purchase warrant to acquire one half of one common share for $0.19 per share during the first year and $0.19 in the second year. A finder's fee of $12,750 is payable in connection with the private placement. The net proceeds of $327,250 from the private placement satisfy a condition precedent to the Letter of Agreement that requires the Company to make a private placement of shares to raise a minimum of $300,000. Net proceeds will finance the minimum first year's expenditure requirement of AUD$200,000 and the balance will be added to unallocated working capital.

Thundelarra is a related party with the Company by virtue of common directors. The Field's Find transaction is a "related party transaction" as defined in the policies of the TSX Venture Exchange and "minority shareholder approval" for its execution will be required. Minority Shareholder Approval is defined by the policies of the Exchange as being approval by a majority of shareholders that are independent of the transaction for which approval is sought. A resolution will be placed before the shareholders of the Company at a Special General Meeting to be held on July 15, 2004.

Regulators have given conditional approval of the whole transaction including the private placement subject to disinterested shareholder approval of the transaction to be put before them at the Company's annual and special general meeting to be held in Vancouver on July 16, 2004.

6. RESOURCE PROPERTIES (cont'd.)

The following is a summary of exploration and development costs incurred by the Company related to its mineral property interests.

	Terre de Oro Mining Property $	Ripplesea Joint Venture $	Field's Find Gold Property $	Total $
2004				
Assays and lab testing	—	10,116	—	10,116
Geological consulting	6,880	16,017	—	22,897
Maintenance and licence fees	—	20,919	—	20,919
Materials and supplies	—	890	—	890
Maps and reproduction	367	31	—	398
Total exploration and development costs for the year	7,247	47,973	—	55,220
Balance, beginning of year	46,200	—	—	46,200
Total exploration and development costs	53,447	47,973	—	101,420
2003				
Geological consulting	41,432	—	—	41,432
Travel	4,768	—	—	4,768
Total exploration and development costs for the year	46,200	—	—	46,200
Balance, beginning of year	—	—	—	—
Total exploration and development costs	46,200	—	—	46,200

7. CAPITAL STOCK

[a] Common shares

	Number of Shares #	Capital Stock $
Authorized		
500,000,000 common shares without par value		
Issued		
Balance as at January 31, 2002	3,517,897	1,750,814
Shares issued for cash	2,500,000	250,000
Issued for resource properties *[note 6]*	100,000	10,000
Issued as a finders' fee	10,000	1,000
Issued in settlement of debt	342,000	34,200
Balance as at January 31, 2003	6,469,897	2,046,014
Shares issued per short form offering document	4,009,000	520,000
Private placement	1,200,000	180,000
Exercise of share purchase warrants	15,000	2,250
Share issue costs	—	(105,114)
Balance as at January 31, 2004	11,684,897	2,643,150

2004

The Company completed a short form offering document consisting of 4,000,000 units at $0.13 per unit for gross proceeds of $520,000. Each unit has one common share and one-half of one share purchase warrant for a total of 2,000,000 share purchase warrants allowing the holder to purchase one common share at $0.15 until May 27, 2005. Net proceeds, after deducting agents' fees and other issue expenses, were $444,975. In connection with this offering, there is an agent's option agreement, which provides for a total of 600,000 broker units, exercisable at a price of $0.13 per share and expiring May 27, 2005. Each unit consist of one common share and one-half share warrant for a total of 300,000 share purchase warrants exercisable at a price of $0.15 per share. The Company issued 15,000 common shares at $0.15 for gross proceeds of $2,250 pursuant to the exercise of share purchase warrants.

The Company completed a private placement of 1,200,000 units at $0.15 per unit for gross proceeds of $180,000. Each unit has one common share and one share purchase warrant for a total of 1,200,000 share purchase warrants allowing the holder to purchase one common share at $0.17 until January 22, 2005 or at $0.19 until January 22, 2006. Net proceeds, after deducting agents' fees and other issue expenses were $149,911.

7. CAPITAL STOCK (cont'd.)

2003

The Company completed a private placement of 2,500,000 units at a price of $0.10 per unit for gross proceeds of $250,000. Each unit has one common share and one non-transferable share purchase warrant to purchase one additional common share at $0.10 until October 21, 2003 or at $0.15 until October 21, 2004.

The Company issued 100,000 common shares at a value of $0.10 per share related to the Company's acquisition of certain mining concessions on the Terra de Oro Mining Property in the Republic of Chile. The Company also issued 10,000 common shares as a finders' fees related to this transaction.

The Company issued 342,000 common shares at a value of $0.10 in settlement of $34,200 in accounts payable to certain vendors.

[b] Preferred shares

The Company has authorized Series "A" cumulative, redeemable, convertible preferred share capital of 10,000,000 shares of $1.00 par value each. As of January 31, 2004, the Company has issued 744,932 of these share in retirement of long-term debt. These shares carry a 10% dividend, are convertible to common shares at the ratio of one preferred share for four common shares. They are not convertible for the first 12 months and thereafter 25% may be converted every 12 months. The Company can, at any time, redeem all, but not less than all, of the preferred shares at a price of $1.00 per share. The Company will also issue shares in payment of all outstanding dividends, declared and undeclared.

During the fiscal year ended January 31, 2003, the Company completed shares for debt settlement. This settlement was concluded on September 30, 2002, at which time liabilities totaled $867,310. The Company settled this liability in full by issuing 744,932 Series "A" cumulative, redeemable, convertible preferred shares for a value of $744,932 and making a cash payment of approximately $30,000. The remaining balance of approximately $91,692 was the resulting gain on the settlement of the long-term liability.

At January 31, 2004, cumulative undeclared dividends of $95,310 [2003 - $20,817] were due to the holders of these shares.

7. CAPITAL STOCK (cont'd.)

[c] Stock options

The Company, in accordance with the policies of the TSX-V, may grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock at the date of grant less a discount in accordance with TSX-V policies. The options can be granted for a maximum term of 5 years.

Details of the stock options are summarized as follows:

	Common Shares \#	Weighted Average Exercise Price $
Balance, January 31, 2002	—	—
Options granted	640,000	0.10
Balance, January 31, 2003	640,000	0.10
Options granted	—	—
Balance, January 31, 2004	640,000	0.10

At January 31, 2004, stock options to executive officers and directors, employees, and consultants were outstanding as follows:

Exercise Price $	Number of Common Shares Issuable \#	Remaining Contractual Life (years)	Number of Common Shares Exercisable \#
0.10	640,000	3.75	640,000
	640,000	3.75	640,000

7. CAPITAL STOCK (*cont'd.*)

Stock-based compensation

During the fiscal year ended January 31, 2003, the Company granted 640,000 stock options to employees, directors and officers. As permitted by CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("Section 3870"), the Company elected to measure compensation costs using the intrinsic value-based method for employee stock options. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option-pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results as presented below. The weighted average fair value of options issued in the fiscal year ended January 31, 2003 was $0.11 per option.

	2004 $	2003 $
Loss as reported	**(287,633)**	(51,924)
Compensation expense under Section 3870	**—**	(70,400)
Pro forma net loss	**(287,633)**	(122,324)
Basic and diluted loss per share		
As reported	**(0.05)**	(0.02)
Pro forma	**(0.05)**	(0.04)

The following assumptions were used for the Black-Scholes valuation of stock options granted during the fiscal year ended January 31, 2003:

Risk-free interest rate	4.04%
Expected life of options	5 years
Annualized volatility	181%
Dividend rate	0%

Aldershot Resources Ltd.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2004

7. CAPITAL STOCK (cont'd.)

[d] Stock warrants

The following share purchase warrants were outstanding at January 31, 2004:

	Number of shares		Exercise price $	Expiry date
Warrants	2,500,000		0.15	October 21, 2004
	2,285,000		0.15	May 27, 2005
	1,200,000		0.17	January 22, 2005
		If not exercised, then at	0.19	January 22, 2006

8. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

	2004 $	2003 $
Director [a]	**30,000**	30,000
Directors and officers [b]	**37,545**	10,494
Director [c]	**—**	6,980
	67,545	47,474

[a] Paid or accrued management fees of $30,000 [2003 - $30,000] to a director of the company.

[b] Undeclared dividends on preferred shares of $37,545 [2003 - $10,494] are due to directors and an officer of the Company.

[c] Paid or accrued interest of $nil [2003 - $6,980] to a director of the Company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2004

8. RELATED PARTY TRANSACTIONS (cont'd.)

The following amounts due to related parties are non-interest bearing and have no specific terms of repayment:

	2004 $	2003 $
Thundelarra Explorations Ltd.	**32,865**	—
Director	**20,000**	—
	52,865	—

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

9. INCOME TAXES

A reconciliation of current income taxes at statutory rates with the reported taxes is as follows based on an income tax rate of 37.62% [2003 - 39.62%]:

	2004 $	2003 $
Loss before income taxes	**(287,633)**	(51,294)
Current income taxes (recovery)	**(108,207)**	(20,312)
Non-deductible items for tax	**333**	214
Unrecognized benefits of non-capital losses	**107,874**	20,098
Total current income taxes (recovery)	**—**	—

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2004

9. INCOME TAXES (cont'd.)

The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

	2004 $	2003 $
Future income tax assets (liabilities):		
Book amortization in excess of tax capital cost allowance	**333**	214
Financing fees	**39,544**	—
Non-capital losses available for future periods	**348,805**	244,125
	388,682	244,339
Valuation allowance	**(388,682)**	(244,339)
Net future income tax asset (liability)	**—**	—

The Company has incurred operating losses of approximately $348,805 which, if unutilized will expire through 2010. Subject to certain restrictions, the Company also had resource exploration expenditures available to reduce taxable income of future years. Future tax benefits which may arise as a result of these losses and resource deductions have not been recognized in these financial statements, as their realization is not judged likely to occur.

10. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

January 31, 2004

11. COMMITMENTS

The Company leases its office premises under operating lease agreement that is expected to expire in September 2004. At January 31, 2004, the related future minimum lease payments are approximately $10,000.

12. SUBSEQUENT EVENTS

Subsequent to January 31, 2004, the Company entered into the following transactions:

a] The Company issued 640,000 common shares pursuant to the exercise of stock options as to 100,000 options in February 2004 and as to 540,000 options in March 2004, for gross proceeds of $64,000.

b] Granted on April 1, 2004, 1,200,000 stock options at $0.25 exercisable for five years to directors, officers and employees.

c] On February 20, 2004, the Company in connection with the Field's Find Gold Property [see note 6], negotiated a private placement of 2,000,000 units at 0.17 per unit for gross proceeds of $340,000. Each unit is comprised of one common share and a non-transferable share purchase warrant entitling the holder to acquire one-half of a common share for $0.19 per share during the first year and $0.21 in the second year. A finder's fee of $12,750 is payable.

d] The Company has applied for, and when granted will have a 100% interest in Exploration License E52/1763 a tenement which covers approximately 50 square kilometres of prospective terrain located about 110km west of the Newman township in the Pilbarra Region of Western Australia.

13. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the consolidated financial statements previously presented to conform to the presentation adopted in the current year.

ALDERSHOT RESOURCES LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
TWELVE MONTHS PERIOD ENDED JANUARY 31, 2004

The following discussion and analysis, prepared as of June 17, 2004, should be read together with the audited consolidated financial statements for the year ended January 31, 2004 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Aldershot Resources Ltd. (the "*Issuer*" or the "*Company*") has adopted the new format for the Management Discussion and Analysis. Whatever views the reader might have regarding its content and suitability for a junior exploration company, this is the format prescribed by the regulators and management is compelled to comply. The reader should also refer to the annual audited financial statements for the year ended January 31, 2004.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company was incorporated on September 8, 1987 under the name "*Quattro Resources Ltd.*" pursuant to the *Company Act* (British Columbia) by the registration of its Memorandum and Articles. Effective October 31, 2001, its name was changed to "*Aldershot Resources Ltd.*"

The address of the registered and records office and the address for service of the Issuer is Suite 501, Terminal City Club Tower, 837 West Hastings Street, Vancouver, BC, V6C 3N6. The business address of the Issuer is Suite 1500, 885 West Georgia Street, Vancouver, BC, V6C 1V5.

The Issuer's principal business is the exploration and development of resource properties. The Issuer is continually investigating new exploration opportunities. Mineral exploration is carried out on properties identified by management of the Issuer as having favourable exploration potential.

Additional information related to the Company is available for view on the Company's website at www.aldershotresources.com and on SEDAR at www.sedar.com.

Description of Business

The Issuer's is engaged in the exploration and development of resource properties located in Chile and Western Australia. The Issuer has four key properties; being: an iron oxide hosted copper gold (IOCG) type of target found in the Copiapo Copper Belt area of Chile's Region III; seven exploration licences in the East Kimberley region of Western Australia; the Fields Find Farm-in and Joint Venture in the Murchison Goldfield, Western Australia; and the Turee Creek Uranium Property in the Pilbarra Region of Western Australia. All of the Issuer's properties are in the exploration stage.

Management is confident that the Company possesses excellent prospects for becoming a profitable enterprise, with the resultant return to the Company's shareholders. The Chilean property, the Fields Find Farm-in and the East Kimberley properties are subject to Option Agreements. The Company trades on the TSX Venture Exchange under the symbol ALZ.

Performance Summary

The following is a summary of significant events and transactions that occurred during the year under review:

1. Pursuant to the terms of the Agency Agreement dated November 12, 2003 between Leede Financial Management Inc, and the Company, the Agent agreed to act as the exclusive agent of the Company to offer for sale, on a commercially reasonable efforts basis through the facilities of the TSX Venture Exchange, an aggregate of 4,000,000 Units at a price of $0.13 per Unit to raise proceeds of $520,000 by means of a Short Form Offering Document. Each Unit is comprised of one Common Share and one One-Half Warrant. Each

Warrant entitles the holder thereof to purchase one additional Warrant Share for a period of 18 months after the Closing Day at a price of $0.15 per Warrant Share.

2. The Short Form Offering closed fully subscribed on November 27, 2003. Net proceeds from the offering amounted to $444,975 after costs associated with the offering. A Phase I work program designed to test the features of the Chilean IOCG project has been put in place financed out of the net proceeds. The balance of funds remaining has been allocated to finance working capital requirements as necessary.

3. A non-brokered private placement of 1,200,000 Units at $0.15 per Unit closed fully subscribed on January 22, 2004 realising net proceeds of $149,911 primarily to fund exploration of the Ripplesea Joint Venture in the East Kimberley region of Western Australia.

4. The Company commenced exploration operations on the Chile Concessions in March 2004. A Phase I exploration program has delineated two large IP anomalies which are to be drill tested in June and July 2004. One anomaly lies beneath the Cortez showings in the north east of the concession block and appears to trend eastwards. Three vertical RC drill holes are to be sunk to a minimum of 300 m each to test the two lobes of the anomaly that seem to straddle a north-south trending magnetic high. The third hole is to test the magnetic high. The second anomaly is situated in the south of the concession block to the north of the Las Lomitas showings. The anomaly starts in the San III and San IV concessions and runs northwards into the San I concession of International PBX. Aldershot is negotiating with International PBX to create a new project involving these three concessions and in which the two parties each holds a 50% contributing and participating interest. Again three vertical RC holes are to be drilled to test the anomaly each to a minimum depth of 300 m.

5. On February 20, 2004 the Company in connection with the Fields Find Farm-In and Joint Venture, negotiated a non-brokered private placement of 2,000,000 Units at $0.17 per Unit realizing $340,000 to fund the first year's exploration.

6. Turee Creek Uranium Project and Company's 100% interest in the property

7. Appointment of Rick Crabb to the board

8. Appointment of Brian Richardson to the board

9. Resignation of Robert M Andrews from the board

10. Death of director Jack Leslie Pearl.

11. The former auditor of the Company, Desai & Associates, resigned on May 20, 2004. The Board of Directors and its Audit Committee have engaged Ernst & Young LLP, Chartered Accountants to audit the Company's financial statements for the year ending January 31, 2004 effective May 26, 2004. The directors would like to take this opportunity formally to thank Desai & Associates for the diligence and professionalism with which they carried out and completed their responsibilities since 1998 and for doing so in a timely fashion.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Year Ended January 31, 2004	Year Ended January 31, 2003	Year Ended January 31, 2002
Total revenues	$ -	$ -	$ -
Net loss before extraordinary items	287,633	143,616	157,471
Net loss	287,633	51,924	157,471
Basic and diluted loss per share	0.05	0.02	0.03
Total assets	581,291	258,072	115,264
Total long-term liabilities	-	-	823,513
Cash dividends	-	-	-

The Company earns interest revenue from cash held in banks, securities held as short-term investments. During the 2004 fiscal year, the Company expensed $55,220 in exploration costs compared with $Nil during the 2003 fiscal year end.

The Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

Results of Operations

During the year, the Company incurred a loss of $287,633 (2003 - $51,924). Some significant expenses are as follows:

Exploration expenses $55,220 (2003 - $Nil)
Professional fees, paid or accrued $61,456 (2003 - $41,022.)
Interest, $Nil (2003 - $24,774.)
Regulatory, and trust company fees, $15,512 (2003 - $15,309.)
Office, rent, secretarial and administration expenses $19,070 (2003 - $2,842.)
Shareholder information $8,814 (2003 - $7,944.),
Travel and related costs $18,473 (2003 - $14,606.).

The current year-end audit, accounting and legal fees were considerably higher than at the previous year-end because there was more legal and accounting work performed to complete the Short Form Offering Document filings.

The Company has changed its accounting procedures for treating exploration expenditure. In previous years all amounts relating to exploration activities of the Company were treated as deferred expenditures. From this year onwards, the Company has expensed and will continue to expense all such expenditures. This resulted in a larger net loss during the year compared to that for previous years.

Summary of Quarterly Results

	Three Month Period Ended			
	January 31, 2004	October 31, 2003	July 31, 2003	April 30, 2003
Total assets	$ 581,291	$ 215,565	$ 194,869	$ 237,958
Mineral properties and deferred cost	119,632	188,018	171,713	171,712
Working capital (deficiency)	375,490	(31,775)	11,015	47,529
Revenues	-	-	-	-
Net Loss	287,633	26,504	35,232	13,740

	Three Month Period Ended			
	January 31, 2003	October 31, 2002	July 31, 2002	April 30, 2002
Total assets	$ 258,072	$ 298,614	$ 77,625	$ 90,655
Mineral properties and deferred costs	165,832	64,681	33,676	33,676
Working capital (deficiency)	67,108	213,378	32,411	50,425
Revenues	-	-		
Net Loss	45,172	(67,214)	37,492	36,472

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of warrants and stock options. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The financial statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	January 31, 2004	January 31, 2003
Working capital	$ 375,490	$ 67,108
Deficit	2,891,119	2,557,286

Net cash provided by operating activities for the year consists primarily of the operating loss and a change in non-cash working capital.

Net cash used for operating activities for the year ending January 31, 2004 was $326,735 compared to net cash used for operating activities of $159,033 during the year ending January 31, 2003. Cash used during the current period consists primarily of expenditures of $55,220 on mineral properties.

Financing activities provided cash of $650,001 during the year ending January 31, 2004, compared to $298,312 for the year ending January 31, 2003. Cash provided during the year consisted of share subscriptions received.

Capital Resources

The Company completed a Short Form Offering Document financing with Leede Financial Markets Inc of Calgary, Alberta, acting as agent. The offering was for 4,000,000 Units priced at $0.13 per Unit realizing net proceeds of $444,975. Each Unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable at a price of $0.15 expiring on March 28, 2005. Proceeds are designated for work on the Company's Las Lomitas IOCG project in Chile.

In addition there was a non-brokered private placement of 1,200,000 Units at a price of $0.15 per Unit realizing net proceeds of $149,911. Each Unit consists of one common share and one share purchase warrant. Each warrant is exercisable at $0.17 per common share until January 22, 2005 and thereafter at $0.19 until expiry on January 22, 2006. Proceeds are designated for application on the Company's 50% owned Ripplesea Joint Venture in the East Kimberley region of Western Australia.

A second non-brokered private placement of 2,000,000 priced at $0.17 per Unit was announced in the Company's news Release dated December 24, 2003, as part and parcel of the Fields Find Farm-in and Joint Venture Letter of Agreement in the South Murchison region of Western Australia. Each Unit consists of one common share and one half of one share purchase warrant. Each warrant is exercisable at a price of $0.19 expiring two years from the date of closing. The entire transaction is subject to minority shareholder approval at the Company's Annual and Special General meeting to be held on July 16, 2004. Net proceeds of $340,000 are to be designated for application against the Company's Fields Find project where the Company is earning a 60% interest.

The Company has sufficient funds to meet its property maintenance payments for 2004 and cover anticipated administrative expenses throughout the year. It will continue to focus exploration and development efforts in Chile and Western Australia.

Related Party Transactions

The Company entered into the following transactions with related parties:

	2004 $	2003 $
Director [a]	30,000	30,000
Directors and officers [b]	37,545	10,494
Director [c]	—	6,980
	67,545	47,474

[a] Paid or accrued management fees of $30,000 [2003 - $30,000] to a director of the company.

[b] Undeclared dividends on preferred shares of $37,545 [2003 - $10,494] are due to directors and an officer of the Company.

[c] Paid or accrued interest of $nil [2003 - $6,980] to a director of the Company.

The following amounts due to related parties are non-interest bearing and have no specific terms of repayment:

	2004 $	2003 $
Thundelarra Explorations Ltd.	32,865	—
Director	20,000	—
	52,865	—

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Financial Instruments

The Company's financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

Critical Accounting Policies

Our financial statements have been prepared in accordance with accounting principles generally accepted in Canada and form the basis for the following discussion and analysis of critical accounting policies and estimates. We make estimates and assumptions that affect the reported amounts of assets, liabilities and expenses and related disclosure of contingent assets and liabilities during the course of preparing these financial statements. On a regular basis, we evaluate our estimates and assumptions including those related to the recognition of stock-based compensation.

We base our estimates on historical experience and on various other assumptions that we believe to be reasonable. These estimates form the basis of our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from those estimates.

The following critical accounting policies reflect the more significant estimates and assumptions we have used in the preparation of our financial statements:

Accounting for Exploration and Development Costs

Effective February 1, 2003, the Company has changed its accounting policy for exploration costs. Under its new accounting policy, it must be probable that exploration expenditures will be recovered from future operations in order to be capitalized and that acquisition costs of mineral properties should be written off upon determination that the costs will not be recovered from future operations. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, on the basis that it was too early to tell whether the deferred costs would not be recovered from a geological resource or reserve or otherwise

Stock Based Compensation

Effective, February 1, 2003, the Company early adopted the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments.". The Company has chosen to recognize compensation expense for all stock options granted subsequent to February 1, 2003. However, as required by the accounting standard, the Company has disclosed on a pro forma basis, the fair value impact of issuing stock options granted to employees and directors. The fair value of the stock options has been estimated based on the Black Scholes option-pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of fair value of the Company's stock options.

Subsequent Events

Subsequent to January 31, 2004, and prior to the date of these financial statements the Company entered into the following transactions:

a] The Company issued 640,000 common shares pursuant to the exercise of stock options as to 100,000 options in February 2004 and as to 540,000 options in March 2004, for gross proceeds of $64,000.

b] Granted on April 1, 2004, 1,200,000 stock options at $0.25 exercisable for five years to directors, officers and employees.

c] February 20, 2004 negotiated a private placement of 2,000,000 Units at 0.17 per Unit. Each Unit is comprised of one common share and a non-transferable share purchase warrant entitling the holder to acquire one-half of a common share for $0.19 per share during the first year and $0.21 in the second year. A finder's fee of $12,750 is payable.

d] The Company has applied for, and when granted will have a 100% interest in Exploration License E52/1763 a tenement which covers approximately 50 square kilometres of prospective terrain located about 110km west of the Newman township in the Pilbarra Region of Western Australia.